As filed with the Securities and Exchange Commission on August 24, 2012

Registration No. 333-182739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 2 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DCB Financial Corp

(Exact name of registrant as specified in its charter)

Ohio	6022	31-1469837
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 Riverbend Avenue

Lewis Center, Ohio 43035

(740) 657-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald J. Seiffert

President and Chief Executive Officer

DCB Financial Corp

110 Riverbend Avenue

Lewis Center, Ohio 43035

(740) 657-7000

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Kimberly J. Schaefer, Esq.

Jeffery E. Smith, Esq.

Vorys, Sater, Seymour and Pease LLP

301 East Fourth Street, Suite 3500

Great American Tower

Cincinnati, Ohio 45202

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, no par value per share, underlying Subscription Rights(1)	$4,969,636.20	(2)	$569.53	(3)(4)

(1)	This Registration Statement relates to the shares of Common Stock deliverable upon the exercise of non-transferable subscription rights pursuant to the rights offering described herein. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers such additional shares of Common Stock as may be issued to prevent dilution of the shares of Common Stock covered hereby resulting from stock splits, stock dividends or similar transactions.
(2)	Represents the gross proceeds from the assumed exercise of all non-transferable subscription rights to be issued.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act.
(4)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 24, 2012

PRELIMINARY PROSPECTUS

UP TO

1,307,799

COMMON SHARES

We are distributing non-transferable rights to subscribe for and purchase up to 1,307,799 common shares to persons who owned our common shares as of 5:00 p.m., Eastern Time, on the record date,             , 2012. You will receive the right to subscribe for one common share for every three shares that you owned on             , 2012, at a subscription price of $3.80 per share. If you exercise all of your rights, you may also have the opportunity to purchase additional common shares at the same purchase price. There is no minimum number of rights that must be exercised in order for us to complete the rights offering.

You will be able to exercise your rights to purchase common shares only during a limited period. If you do not exercise your rights before 5:00 p.m., Eastern Time, on [—], 2012, the rights will expire. We may decide to extend the rights offering, at our discretion, for up to 30 calendar days.

We have entered into agreements with certain standby investors, pursuant to which such standby investors have agreed to purchase, in a private offering to be closed after the conclusion of the rights offering, either a minimum number of common shares, or a certain number of the remaining common shares that are not purchased through the exercise of rights, or both. No standby investor will own 10% or more of the common shares after completion of the rights offering and private offering. The maximum number of common shares to be issued by us in the rights offering and the subsequent private offering will not exceed 3,475,000 common shares. There is no minimum amount required for us to complete the rights offering. Even if the rights offering is not completed, at least 1,035,621 shares, or approximately $3.9 million, will be raised through the private offering. This amount does not include the investment of certain of the standby investors who have made their commitment to purchase shares subject to us raising at least $13.0 million.

All common shares sold in the rights offering or pursuant to agreements with standby investors will be at the $3.80 subscription price.

Our common shares are quoted on the Over-the-Counter Bulletin Board, which we refer to as the OTCBB, under the trading symbol “DCBF.OB.” On [—], 2012, the last sale price of our common shares as reported on the OTCBB was $[—] per share.

Investing in our common shares involves risks. See “RISK FACTORS” beginning on page 22.

Neither the Securities and Exchange Commission nor any state regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings accounts, deposits or other debt obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation, which we refer to as the FDIC, or any governmental agency or otherwise.

	Price to Public	Estimated Offering Expenses	Proceeds to Company(1)
Per Share	$3.80	$.06	$3.74
Total	$13,205,000	$205,000	$13,000,000

(1)	Assumes that a total of 3,475,000 common shares are sold in the rights offering and private offering.

The date of this prospectus is                     , 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of the federal securities laws, including, without limitation, statements regarding our outlook on earnings, asset quality, projected growth, capital position, business opportunities in our markets and economic conditions, and are based upon management’s beliefs as well as assumptions made based on data currently available to management. When we use words like “believe,” “intend,” “plan,” “may,” “continue,” “project,” “would,” “expect,” “estimate,” “could,” “should,” “will” and similar expressions, you should consider them as identifying forward-looking statements. These forward-looking statements are not guarantees of future performance, and a variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on those forward-looking statements. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

•	general economic conditions in market areas where we conduct business, which could materially impact credit quality trends;

•	business conditions in the banking industry;

•	the regulatory environment;

•	fluctuations in interest rates;

•	demand for loans in the market areas where we conduct business;

•	rapidly changing technology and evolving banking industry standards;

•	competitive factors, including increased competition with regional and national financial institutions;

•	new service and product offerings by competitors and price pressures; and

•	other like items.

We undertake no obligation to update publicly forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consult any further disclosures we make on related subjects in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Also note that we provide cautionary discussion of risks, uncertainties and assumptions relevant to our business in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and in our Current Reports on Form 8-K incorporated by reference herein. These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and our advisor, Sandler O’Neill, has not, authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “DCBF,” the “Company,” the “Corporation,” “we,” “our” and “us” refer to DCB Financial Corp and our subsidiaries, including The Delaware County Bank and Trust Company, which we refer to as the Bank; except that in the discussion of our subscription rights and capital stock and related matters these terms refer solely to DCB Financial Corp and not to any of our subsidiaries.

PROSPECTUS SUMMARY

The following summary contains basic information about us and the rights offering. Because it is a summary, it may not contain all of the information that is important to you. You should read this summary together with the entire prospectus, including our financial statements, the notes to those financial statements, and the other documents that are incorporated by reference in this prospectus, before making an investment decision. See the “RISK FACTORS” section of this prospectus beginning on page [—] for a discussion of the risks involved in the rights offering and investing in our common shares.

Overview

DCBF is headquartered in Lewis Center, Ohio. We have one wholly-owned subsidiary bank, The Delaware County Bank and Trust Company, and three non-bank subsidiaries. We were incorporated under the laws of the State of Ohio in 1996 and are a financial holding company under the Bank Holding Company Act of 1956, as amended. At June 30, 2012, we had total assets of $510,708 thousand, deposits of $449,644 thousand, total shareholders’ equity of $34,197 thousand and tangible common equity to tangible assets of 6.7%. Our common shares are quoted on the OTCBB under the symbol “DCBF.OB.”

The Bank conducts business from its main office and from its 14 branch offices located in Delaware, Ohio and surrounding counties. The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, IRAs, safe deposit facilities, personal loans, commercial loans, real estate mortgage loans, installment loans, trust and other wealth management services. The Bank also provides cash management, bond registrar and paying agent services for commercial and public unit entities. Through its subsidiary Datatasx, DCBF provided data processing and other bank operational services to other financial institutions. Those services were discontinued in September 2011, and were not a significant part of operations or revenue.

The Bank grants residential real estate, commercial real estate, consumer and commercial loans to customers located primarily in Delaware, Franklin and Union Counties, Ohio. General economic conditions in the Corporation’s market area have been pressured by a slowing economic environment. Real estate values, especially in the Bank’s core geographic area, experienced a decline since 2009 and continue to remain under market pressure.

The Bank’s core business is not significantly affected by a single industry; however, a number of the Corporation’s depositors are public fund units which operate within the Bank’s geographic footprint. Though this group’s deposit base is significant, overall balances do not fluctuate materially. No material industry or group concentrations exist in the loan portfolio.

Our executive offices are located at 110 Riverbend Avenue in Lewis Center, Ohio 43035, and our telephone number is (740) 657-7000. Our internet address is www.dcbfinancialcorp.com. The information contained on our website should not be considered part of this prospectus, and the reference to our website does not constitute incorporation by reference of the information contained on the website.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page [—] of this prospectus.

Regulatory Orders

On June 29, 2010, DCBF entered into a memorandum of understanding with the Federal Reserve Bank of Cleveland. This memorandum provides that DCBF may not declare or pay cash dividends to its shareholders, repurchase any of its shares, or incur or guarantee any debt without the prior approval of the Federal Reserve.

In addition, on October 28, 2010, the Bank entered into a written agreement with the Ohio Division of Financial Institutions, which we refer to as the Ohio Division, and a consent order with the Federal Deposit Insurance Corporation, which we refer to as the FDIC. The written agreement and the consent order address matters pertaining to, among other things: management and operations of the Bank; credit risk management practices and credit administration policies and procedures; Bank actions with respect to problem assets; reserves for loan and lease losses; strengthening the capital position of the Bank; the strategic plan and budget for fiscal years 2011 and 2012; staffing; and submitting a funding contingency plan for the Bank that identifies available sources of liquidity and includes a plan for dealing with potential adverse economic and market conditions. The written agreement and consent order also provide that the Bank may not declare or pay dividends to DCBF without the prior approval of the FDIC and Ohio Division.

The consent order and the written agreement contain substantially similar provisions. Among other things, they require the Bank to attain certain capital levels, which are discussed below. We have made significant progress towards addressing and resolving these issues, which are based on the findings of the Ohio Division and FDIC during their examinations of the Bank in 2010. Since the completion of the examinations, a number of initiatives have been developed and implemented which address the referenced matters, including: strengthening the Bank’s liquidity position and developing improved liquidity analysis and reporting; improving its credit underwriting and monitoring processes; hiring four experienced senior-level managers to compliment the existing senior management team; and utilizing significant resources to address its problem loan portfolio in order to reduce the total level of under-performing loans.

Competition

The Bank operates in a highly competitive industry due to statewide and interstate branching by banks, savings and loan associations and credit unions. In its primary market area of Delaware County, Ohio and surrounding counties, the Bank competes for new deposit dollars and loans with several financial service companies, including large regional and smaller community banks, as well as savings and loan associations, credit unions, finance companies, insurance companies, brokerage firms and investment companies. According to the most recent market data, there are approximately fourteen other deposit-taking and lending institutions competing in the Bank’s primary market. In addition, according to the most recent FDIC market data, the Bank ranks second in market share with approximately 23.1% of the deposits in the primary Delaware County market area.

Our Market Area

Our primary market area consists of Delaware County, Ohio and surrounding counties in central Ohio, and is part of the Columbus Metropolitan Statistical Area. The Columbus MSA’s population is currently 1.8 million, and increased by 12.4% from 2000 to 2010. Population on the Columbus MSA is projected to grow 4.7% by 2015, according to census estimates. Columbus hosts a myriad of large businesses, including four Fortune 500 companies headquartered in the city: Nationwide Insurance; American Electric Power; Limited Brands; and Big Lots. Columbus is also the capital of the State of Ohio, resulting in a large and somewhat stable employment base. As of June 2012, Columbus’ unemployment rate of 6.4% was lower than both the Ohio and national averages of 7.3% and 8.2%, respectively.

The Columbus area is also home to several college and universities, including The Ohio State University, one of the largest college campuses in the United States with over 56,000 students enrolled at the main campus in 2011, according to the University’s website. These colleges and universities, and research centers like Battelle, promote a vibrant entrepreneurial base to help drive the growth of middle market companies. Also, due to its central location in the state of Ohio, Columbus has a strong distribution industry and the benefit of the various businesses that serve that industry. Columbus’ professional sports teams include the Blue Jackets, which compete in the National Hockey League; the Crew, a Major League Soccer team; and the Clippers, a minor league affiliate of the Cleveland Indians. Columbus is home to the Columbus Symphony Orchestra, Opera Columbus, BalletMet Columbus, and the Contemporary American Theatre Company. Each year, Columbus also hosts the Arnold Classic, which brings in 12,000 athletes with competitions in 20 different events, the PGA Tour’s Jack Nicklaus Memorial Tournament at Muirfield Village Golf Club, and the Ohio State Fair, one of the largest fairs in the country.

DCBF is located in Delaware County, one of the fastest growing and strongest economically of any county in Ohio. Future population growth is estimated to be 10.03% for the 2011 to 2016 time period per SNL Financial data. The median household income for 2011 was $78,813, far exceeding those in Franklin County, the State of Ohio and the National average. Kroger, Honda Manufacturing, Scott’s and Goodyear Tire & Rubber along with the local government and large school districts have led to a stable employment base leading to one of the lowest unemployment rates in the state.

All of the markets we serve are competitive, and market share in the various markets is skewed towards large regional and super-regional competitors. Management believes that a large number of potential commercial and consumer customers in its markets would prefer the higher level of service which community banks such as the Bank seek to provide.

Our Capital Requirements

Like many financial institutions across the United States, our operations have been adversely affected by the recent economic crisis. The financial crisis has highlighted the role that capital serves as a protection against loss, liquidity risk and insolvency.

Pursuant to applicable regulations, we, as well as the Bank, are subject to various regulatory capital requirements administered by federal banking agencies. Under capital adequacy guidelines and the regulatory framework, we are expected to act as a source of financial strength for the Bank, and we are subject to certain regulatory capital requirements that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items. The Bank is also subject to capital adequacy guidelines and regulatory capital requirements. Failure to meet minimum capital requirements can result in certain mandatory (and possibly additional discretionary) actions by federal banking regulators. See “RISK FACTORS” beginning on page [—] of this prospectus.

Capital management is a regular process that consists of providing capital for both our current financial position and future strategic initiatives. On October 28, 2010 the Bank entered into a written agreement with the Ohio Division and a consent order with the FDIC. These documents are substantially similar and require the Bank to maintain minimum Tier 1 Capital to Adjusted Total Assets of 9%; and Total Capital to Risk-Weighted Assets of 13%. At June 30, 2012, the Bank’s Tier 1 Capital was approximately 6.89% and Total Capital to Risk-Weighted Assets was approximately 10.41%. DCBF’s process for addressing the minimum capital requirements required under these agreements is outlined below under “Reasons for the Rights Offering.”

Assuming that all 3,475,000 common shares are sold in the rights offering and the private offering to standby investors, we estimate that the net proceeds, after advisory fees and estimated expenses, will be approximately $13.0 million. If all of the shares are not purchased in the rights offering, the standby investors have agreed to purchase, in a private offering to be closed after the conclusion of the rights offering, 1,064,540 of the remaining shares. We intend to contribute $12.0 million of the net proceeds of these offerings to the Bank for general operating purposes, which may include among other things funding of loans, investment in securities, and payment of expenses. The proceeds of the offerings that are not contributed to the Bank will be used by us for general corporate purposes which may include payment of expenses and future growth. We expect that deploying the net proceeds from the offerings in this manner would cause the Bank to exceed the minimum capital requirements imposed in the written agreement with the Ohio Division and the consent order with the FDIC. Based upon our results of operations through June 30, 2012, and assuming no material deterioration in asset quality or other currently unanticipated adverse events, it is unlikely that the Bank will otherwise be able to meet these capital requirements in 2012. As of June 30, 2012, we would have been required to contribute $10.9 million of the net proceeds of the offerings to enable us to attain the required capital levels as of that date. See “USE OF PROCEEDS” beginning on page [—] of this prospectus.

Reasons for the Rights Offering

We are engaging in the rights offering to raise equity capital to improve the Bank’s capital position in order to comply with the written agreement and consent order, and to retain additional capital at DCBF. See “Use of Proceeds.” The Board of Directors and management of DCBF continually review and assess strategic direction and alternatives as part of their ongoing obligations to their constituencies.

After DCBF began experiencing credit quality issues resulting in increased loan workout activity and increased loan reserves and loan losses, the Board and management worked together to identify and prepare for action with respect to various potential initiatives that could be undertaken to increase the Bank’s capital in light of the problem loans. Immediate action was taken on several of these initiatives in order to raise the capital levels and address earnings and expense issues. The initiatives included closing certain branch offices, reductions in personnel, reduction in loans outstanding, and other actions. Management, often with the full Board, met weekly to review progress on each of the identified initiatives.

During May and June 2010, the DCBF Board met with representatives of investment banking firms to seek and secure their advice on various options for raising capital and addressing other issues impacting the institution. During the next two months, management and the Board of Directors undertook a comprehensive review of capital options for DCBF and the Bank, including the potential for raising capital through a number of alternatives such as private placements, public offerings, and rights offerings. Credit issues continued to be the focus of concern for the institution. The Board, together with executive management, met frequently throughout 2010 to discuss and review various options and alternatives. It was determined at that time that the Bank would need to raise approximately $20.0 million in capital to reach the 9% Tier 1 capital ratio required by the regulators based on the financial condition of the Bank at that time.

In November 2010, management reviewed additional alternatives for a capital raise with its investment bankers, who felt that due to the market volatility and other issues, the timing may not be right for a possible offering. As part of its engagement to assist DCBF and its Board in reviewing and assessing potential alternatives, from approximately November of 2010, through August of 2011, DCBF’s nationally recognized investment banking consultant and the Board explored expressions of interest with third parties in regard to a potential strategic combination of the institution with another financial institution. The investment banking consultant and the Board received varying expressions of interest from, and entered into preliminary discussions with approximately eight potentially interested institutions identified by its investment banking consultant. Several of those institutions submitted initial indications of interest, and conducted additional due diligence. In general, the market for strategic combinations during that period was very weak due primarily to continued uncertainty in the economy and in light of national issues and concerns in the banking industry generally. Consequently, none of the institutions involved in the due diligence continued to proceed with definitive offers.

Throughout 2011, management continued to implement a number of initiatives to reduce expenses and increase capital ratios. Management reduced the asset size of the Bank from approximately $682 million in December of 2009, to $523 million by December 2011. This strategy increased the capital ratios, while cutting expenses. Over the past two years, the management team has continued to work through the classified credits. The Credit Risk Management group was restructured, general credit policies were overhauled, an aggressive approach was taken to identify and resolve problem loans, and an enhanced Risk Management Program was implemented. Headcount was reduced through a voluntary early retirement program in the fall of 2010, a reduction in force initiative in July of 2011, and the closing of five branches in October of 2011.

Management and the Board of Directors have made significant progress over the past two years in addressing the requirements of the consent order and the written agreement, specifically as they relate to reducing classified loans, improving liquidity, addressing management issues, and monitoring ALLL. However, one of the remaining items listed in the consent order and written agreement to be completed by the Bank is to raise capital levels. Present capital ratios as of June 30, 2012 are as follows: Tier 1 Capital — 6.89%; Total Risk Based Capital — 10.41%. The consent order and written agreement require the ratios to be as follows: Tier 1 Capital to Adjusted Total Assets — 9%; Total Capital to Risk — Weighted Assets — 13%. At June 30, 2012, the Bank needed approximately $10.9 million in capital to reach these capital requirements.

Management and the Board believe that it is in the best interests of the institution and its shareholders to raise capital to meet the referenced regulatory requirements and to allow the Bank to continue to move forward to address the challenges which it, and many if not most other institutions, are facing in the current economic environment. To that end, the Bank has retained the services of Sandler O’Neill to provide assistance in advising the Board with respect to proceeding with an offering of shares of common stock of DCBF. Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

THE RIGHTS OFFERING

Common Shares Offered	We are offering up to 1,307,799 common shares in the rights offering. We are offering our shareholders as of , 2012, the record date, the right to subscribe for and purchase common shares pursuant to the exercise of subscription rights. Each subscription right includes a basic subscription right and an oversubscription privilege for shareholders who exercise their basic subscription rights in full, subject to availability and proration by us under certain circumstances. Up to 1,064,540 of the unsubscribed shares offered in this rights offering will be purchased by certain of the standby investors in the subsequent private offering at a price of $3.80 per share.

Basic Subscription Right	The basic subscription right entitles you to purchase one common share at a subscription price of $3.80 per share for every three shares you owned on the record date; however, fractional common shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share. The number of rights you may exercise appears on your rights certificate.

Oversubscription Privilege	In the event that you purchase all of the common shares available to you pursuant to your basic subscription rights, you may also choose to subscribe for a portion of any common shares that are not purchased by our shareholders through the exercise of their basic subscription rights. You may subscribe for common shares pursuant to your oversubscription privilege, subject to the purchase and ownership limitations described under the caption “THE RIGHTS OFFERING — Regulatory Limitation” beginning on page [—] of this prospectus.

Record Date	, 2012

Subscription Price	$3.80 per share.

Shares Outstanding Before the Rights Offering	Approximately common shares were outstanding as of , 2012.

Shares Outstanding After Completion of the Rights Offering	Assuming no options are exercised prior to the expiration of the rights offering and all 3,475,000 common shares are issued to either rights subscribers or the standby investors, we expect approximately common shares will be outstanding immediately after completion of the offering.

Expiration of the Rights Offering	5:00 p.m. Eastern Time, on [—]. We may extend the rights offering at our discretion without notice to you until [—].

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be quoted for trading on the OTCBB or on any other stock exchange or market.

Regulatory Limitation	We will not be required to issue common shares to any rights holder pursuant to the exercise of basic subscription rights or oversubscription privileges, or to any standby investor in the private offering who, in our opinion, could be required to obtain prior clearance or approval from, or submit a notice to, any federal or state bank regulatory authority to acquire, own or control such shares if, at the expiration time for the exercise of rights, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue common shares in such case, such shares will become available to satisfy oversubscriptions by other rights holders and will be available to the standby investors. See “THE RIGHTS OFFERING — Regulatory Limitation” beginning on page [—] of this prospectus.

Subscription Agent and Information Agent	We have engaged Broadridge Corporate Issuer Solutions, Inc., which we refer to as the subscription agent or information agent, as our subscription and information agent for the rights offering. All subscription rights certificate and election forms, payments of the subscription price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, must be delivered to the subscription agent prior to 5:00 p.m., Eastern Time, on [—]. The subscription agent will hold funds received in payment for common shares in a segregated account until the rights offering is completed or is withdrawn or canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest.

Financial Advisor	We have entered into an agreement with Sandler O’Neill pursuant to which Sandler O’Neill is acting as our financial advisor in connection with the rights and private offerings. Sandler O’Neill will not participate in the solicitation of our current shareholders regarding the exercise of subscription rights. As financial advisor, Sandler O’Neill provided advice to us regarding the structure and the financial and market impact of the offering. They also provided us with analysis on peer banks and other methodologies to allow us to establish an appropriate amount, price and terms for the securities to be issued in both the rights offering and the private placement. They also assisted in the preparation of our presentation materials for our standby investors. We have agreed to pay certain fees to, and expenses of, Sandler O’Neill for these services.

Procedure for Subscribing	To exercise your subscription rights, you must take the following steps:

•

If you hold a DCBF share certificate, you must deliver payment and a properly completed and signed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on [—]. You may deliver the documents and payment by hand delivery, U.S. mail or courier service. If U.S. mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. You should instruct your nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m. Eastern Time, on [—].

•	If you hold shares in a 401(k) plan account, you must deliver a properly completed 401(k) Plan Participant Election Form to the trustee of the 401(k) Plan before 5:00 p.m., Eastern Time on [ ], 2012.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional common shares at a subscription price of $3.80 per share.

Standby Purchase Agreements	We have entered into standby purchase agreements with 30 standby investors, who have agreed to acquire from us in a private offering to be completed after the rights offering 2,167,201 common shares. In addition, these standby purchasers will purchase up to an additional 1,064,540 common shares, if any, that remain unsold following the completion of the rights offering, subject to possible reduction under certain circumstances. See “THE RIGHTS OFFERING — Regulatory Limitation” beginning on page [—] of this prospectus. The price per share to be paid by the standby investors will be $3.80, the same price paid by subscribers in the rights offering. If no shares remain after the exercise of subscription rights, only 2,167,201 common shares will be sold to the standby investors, who will then own approximately 34.6% of the total outstanding shares, assuming all 3,475,000 shares are sold in the offerings. If all of the rights are not exercised in the rights offering and standby purchasers are required to purchase their maximum commitments, they will own approximately 49.4% of the total outstanding shares after the offerings, assuming all 3,475,000 shares are sold. In exchange for a firm commitment to purchase at least 526,316 common shares, two of the standby purchasers have been granted the right to appoint a director to be elected to the board of directors of DCBF and the Bank. See “STANDBY PURCHASE AGREEMENTS” beginning on page [—] of this prospectus.

Extensions, Cancellation and Amendment	Although we do not presently intend to do so, we have the option to extend the rights offering expiration date, but in no event will we extend the rights offering beyond [—]. Our board of directors may cancel the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Delivery of Shares	The subscription agent will send you certificates representing the common shares you purchased as soon as practicable after [—], 2012 whether you exercise your rights immediately before that date or earlier. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive share certificates. Instead, the Depository Trust Company, which we refer to as DTC, will credit your account with your nominee with the common shares you purchased in the rights offering as soon as practicable after the expiration of the rights offering.

Purchase Intentions of Our Directors and Officers	Certain of our directors and executive officers executed standby purchase agreements and will purchase 219,831 common shares in the private offering. They will not participate in the rights offering. Upon their acquisition of such shares, our directors and executive officers, as a group, will beneficially own 377,290 shares, or approximately 5.2% of the outstanding common shares after completion of the rights offering, assuming the sale of 3,475,000 shares in the offerings.

Trading Market	Our common shares are quoted on the OTCBB under the symbol “DCBF.OB.”

No Board or Financial Advisor Recommendations	An investment in our common shares must be made pursuant to your evaluation of your best interests. Accordingly, neither our Board of Directors nor Sandler O’Neill makes any recommendation to you regarding whether you should exercise your rights or purchase our common shares.

Material U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Use of Proceeds

Assuming that all 3,475,000 common shares are issued and sold in the rights offering and subsequent private offering, we estimate that the net proceeds from the offerings, after advisory fees, and estimated expenses, will be approximately $13.0 million. We intend to contribute approximately $12.0 million of the net proceeds of the offerings to the Bank for general operating purposes, which may include among other things funding of loans, investment in securities and payment of expenses. The proceeds of the offering that are not contributed to the Bank will be used by us for general corporate purposes, which may include, payment of expenses and future growth. We expect that deploying the net proceeds from the offerings in this manner will cause the Bank to exceed the targeted minimum capital requirements required under the written agreement with the Ohio Division and the consent order with the FDIC. As of

June 30, 2012, we would have been required to contribute approximately $10.9 million of the net proceeds of the offerings to enable us to attain these capital levels as of that date. See “PROSPECTUS SUMMARY — Our Capital Requirements” beginning on page [—] of this prospectus and “USE OF PROCEEDS” beginning on page [—] of this prospectus.

The net proceeds to us from the rights offering will depend on the number of rights actually subscribed by our shareholders. However, because the standby purchasers have agreed to purchase in the subsequent private offering $8,235,363, or 2,167,201 common shares, and have agreed to purchase up to 1,064,540 additional shares remaining after the exercise of subscription rights, we expect to receive at least $12.075 million in net proceeds after completion of the private offering. Accordingly, the net proceeds to us from the private offering should not vary materially from the estimated proceeds from a fully-subscribed rights offering set forth above. The net proceeds of the offering may vary, however, if the total expenses relating to the offering are more or less than our estimates.

Risk Factors	Before you exercise your subscription rights to purchase common shares, you should be aware that there are risks associated with your investment, including the risks described in the section captioned “RISK FACTORS” beginning on page [—] of this prospectus, and the risks that we have highlighted in other sections of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to exercise your subscription rights to purchase our common shares.

Additional Information	We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.dcbfinancialcorp.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus and you may see a list of the documents we incorporate by reference on page [—] of this prospectus.

Questions	You should direct any questions or requests for assistance concerning the method of subscribing for common shares or for additional copies of this prospectus to Broadridge Corporate Issuer Solutions, Inc., the information agent, by calling, if you are located within the United States, Canada or Puerto Rico, 1-800-733-1121.

QUESTIONS AND ANSWERS RELATED TO THE RIGHTS OFFERING

What is the rights offering?

We are distributing, at no charge, to holders of our common shares, non-transferable subscription rights to purchase our common shares. You will receive one subscription right for every three common shares you owned as of 5:00 p.m., Eastern Time, on                 , 2012, the record date. Each subscription right entitles the holder to a basic subscription right and an oversubscription privilege, which are described below. The shares to be issued in the rights offering, like our existing common shares, are quoted on the OTCBB under the symbol “DCBF.OB”

Why did you sign agreements with standby purchasers prior to the rights offering?

In order to maximize the amount of capital raised and ensure that most of the common shares available in the rights offering are purchased, we sought out additional investors that agreed to purchase a minimum amount of shares and any remaining common shares after completion of the rights offering.

What is the basic subscription right?

Each subscription right gives our shareholders the opportunity to purchase one of our common shares at a subscription price of $3.80 per share. We have granted to you, as a shareholder of record as of                 , 2012, one subscription right for every three common shares you owned at that time. Fractional shares resulting from the exercise of basic subscription rights will be eliminated by rounding down to the nearest whole share. For example, if you owned 30 common shares as of the record date, you will receive the basic subscription right to purchase 10 common shares for $3.80 per share. If you owned 32 common shares as of the record date, you also will receive the basic subscription right to purchase 10 common shares for $3.80 per share. You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any basic subscription rights at all. However, if you exercise less than your full basic subscription rights, you will not be entitled to purchase any additional shares by using your oversubscription privilege.

If you hold a DCBF share certificate, the number of rights you may exercise pursuant to your basic subscription rights is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, DTC will issue one basic subscription right to the nominee record holder for every three common shares that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the oversubscription privilege?

In the event that you purchase all of the common shares available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any common shares that are not purchased by our other shareholders through the exercise of their basic subscription rights. You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your oversubscription privilege.

If sufficient common shares are available, we will seek to honor your oversubscription request in full. If, however, oversubscription requests exceed the number of common shares available to be purchased pursuant to the oversubscription privilege, we will allocate the available common shares among shareholders who oversubscribed by multiplying the number of shares requested by each shareholder through the exercise of their oversubscription privileges by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their oversubscription privileges. As described above for the basic subscription rights, we will not issue fractional shares through the exercise of oversubscription privileges.

In order to properly exercise your oversubscription privilege, you must deliver the subscription payment related to your oversubscription privilege at the time you deliver payment related to your basic subscription right. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of common shares that may be available to you. For that calculation, you must assume that no other shareholder, other than you, will subscribe for any common shares pursuant to their basic subscription rights. See “THE RIGHTS OFFERING — Subscription Rights — Oversubscription Privilege” beginning on page [—] of this prospectus.

Why are we conducting a rights offering?

We are engaging in the rights offering to raise capital to improve the Bank’s capital position and to retain additional capital at DCBF. See “Use of Proceeds.” Our Board of Directors considered several alternative capital raising methods before concluding that the rights offering represents the Company’s best option under the current circumstances to raise capital because the rights offering provides our shareholders the opportunity to limit ownership dilution by buying additional common shares. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

The Company’s management reviewed several alternatives for a capital raise with its investment bankers, who felt that due to the market volatility and other issues, the timing may not be right for a possible stock offering. As part of its engagement to assist DCBF and its Board in reviewing and assessing potential alternatives, from approximately November of 2010 through August of 2011, DCBF’s nationally recognized investment banking consultant and the Board explored expressions of interest with third parties in regard to a potential strategic combination of the institution with another financial institution. The investment banking consultant and the Board received varying expressions of interest from, and entered into preliminary discussions with approximately eight potentially interested institutions identified by its investment banking consultant. Several of those institutions submitted initial indications of interest, and conducted additional due diligence. In general, the market for strategic combinations during that period was very weak due primarily to continued uncertainty in the economy and in light of national issues and concerns in the banking industry generally. Consequently, none of the institutions involved in the due diligence continued to proceed with definitive offers.

How was the $3.80 per share subscription price determined?

The price of the shares offered in the rights offering was determined by us based on a variety of factors, including:

•	the results of negotiations with the standby investors;

•

Sandler O’Neill, our investment advisor, provided us with analysis on peer banks and other methodologies to allow us to establish an appropriate amount, price and terms for the securities to be issued in both the rights offering and the private offering;

•	the earnings per share and the per share book value of our common shares;

•	the trading history of our common shares;

•	our operating history and prospects for future earnings;

•	our current performance;

•	the prospects of the banking industry in which we compete;

•	the general condition of the securities markets at the time of the offering; and

•	the prices of equity securities and equity equivalent securities of comparable companies.

Because our shares are very thinly traded, current market price was not the most valuable factor in the Board’s price setting determination because the share price can be artificially impacted by trades in any one day. Rather, one of the most valuable of the above factors was our negotiations with standby investors. These were arms-length negotiations with independent, third parties that provided definitive evidence of what a willing buyer is prepared to pay for our shares based on that buyer’s evaluation of DCBF.

Sandler O’Neill has not prepared any report or opinion constituting a recommendation or advice to us or our shareholders, nor has Sandler O’Neill prepared an opinion as to the fairness of the subscription price or the terms of the offering to us or our current shareholders. Sandler O’Neill expresses no opinion and makes no recommendation to holders of the rights as to the purchase by any person of our common shares. Sandler O’Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering may trade if and when they are issued or at any future time.

What is the offering to the standby investors?

We have entered into separate standby purchase agreements with certain investors. Each of the standby investors has agreed to acquire from us in a private offering to be completed after the rights offering a minimum number of common shares. Most of the standby investors have also agreed to purchase a certain number of the shares being offered in the rights offering that remain unsold following the completion of the rights offering. The price per share to be paid by the standby investors will be $3.80, the same price paid by subscribers in the rights offering. The obligations of five of the standby investors are subject to the condition that a total of $13.0 million of common shares must be sold in the rights offering and private offering in order for those investors to have to purchase the aggregate 1,317,310 shares, including shares that may remain after the rights offering, they’ve collectively agreed to purchase. If we do not raise $13.0 million by November 30, 2012 in the offerings, these five investors may terminate their standby purchase agreements. As a result of this provision being added by these five standby investors, we determined that it was necessary to obtain commitments from additional standby investors to insure the successful completion of the offerings. If we do not raise $13.0 million and these standby investors terminate their purchase agreements, the commitments from the other standby investors total a minimum of $3,935,359 or 1,035,621 shares, plus an additional $7,274,837 or 1,914,431 shares that may remain available after completion of the rights offering.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your basic subscription rights, or you may choose not to exercise any basic subscription rights. If you do not exercise any basic subscription rights, the number of common shares you own will not change. However, as a result of the minimum number of common shares to be sold to the standby investors in the private offering, you will experience dilution of your ownership interest. If you choose not to exercise your basic subscription rights in full, your ownership interest in DCBF will be further diluted as a result of the rights offering. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and full payment of the subscription price prior to the expiration of the rights offering, which is [—], at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Eastern Time, on [—], by which you must provide it with your instructions to exercise your subscription rights and payment for your shares. Our Board of Directors may, in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than [—]. Our Board of Directors may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on [—] (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed quoted on the OTCBB or any other stock exchange or market. Rights certificates may only be completed by the shareholder who receives the certificate.

Has our Board of Directors made a recommendation to our shareholders regarding the rights offering?

No. Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade; therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. See “RISK FACTORS” beginning on page [—] for a discussion of some of the risks involved in investing in our common shares.

Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

We will not issue common shares pursuant to the exercise of basic subscription rights or over subscription rights, or to any standby investor in the subsequent private offering, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [—], such clearance or approval has not been obtained and/or any applicable waiting period has not expired. See “THE RIGHTS OFFERING — Regulatory Limitation” beginning on page [—] of this prospectus. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over subscriptions by other shareholders pursuant to their subscription rights and will thereafter be available to standby investors in the subsequent private offering.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a DCBF share certificate and you wish to participate in the rights offering, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price, to the subscription agent before 5:00 p.m., Eastern Time, on [—]. In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to us. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on [—].

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the oversubscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

What form of payment is required to purchase the common shares?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in full U.S. currency by personal or certified check or bank draft payable to “Broadridge,” drawn upon a U.S. bank.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your common shares through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the common shares you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [—], the expiration date that we have established for the rights offering.

What should I do if I want to participate in the rights offering, but my subscription rights are held in my account in the 401(k) Plan?

If you held common shares in your account under our 401(k) plan as of 5:00 p.m., Eastern Time, on the record date, you may exercise the subscription rights with respect to those common shares to the same extent as other holders of our common shares as of 5:00 p.m., Eastern Time, on the record date by electing what amount (if any) of your subscription rights you would like to exercise by properly completing a special election form, called the “Non-Transferable Subscription Rights Election Form” (“401(k) Plan Participant Election Form”) that is provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the trustee of the 401(k) Plan, the Bank, as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the subscription agent by 5:00 p.m., Eastern Time, on [     ], 2012 (the “401(k) Deadline”), which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your Rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the expiration date of the rights offering generally applicable to holders of subscription rights) and solely with respect to the shares of our common stock held through the 401(k) Plan. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must ensure that the amount allocated in your 401(k) Plan Participant Election Form for purposes of exercising your subscription rights is sufficient to fully satisfy the subscription payment based upon the number of subscription rights you are exercising. You must also ensure that your current investment in your 401(k) Plan account in the Federated Automated Cash Management Trust (IS) is sufficient to fully satisfy the subscription payment for the subscription rights in your 401(k) Plan account that you exercise as you may only pay for the exercise of such subscription rights through the liquidation of funds held by your 401(k) Plan account in the Federated Automated Cash Management Trust (IS). If your 401(k) Plan account investment in this fund is insufficient to fully satisfy the subscription payment, the 401(k) Plan will exercise your subscription rights to the fullest extent possible based on your 401(k) Plan account investment in this fund.

When will I receive my new shares?

If you purchase common shares in the rights offering by submitting a rights certificate and payment, we will mail you a share certificate as soon as practicable after the expiration date of the rights offering. If your shares as of [—] were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive share certificates for your new shares. Your nominee will be credited with the common shares you purchase in the rights offering as soon as practicable after the expiration of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable, unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase common shares in the rights offering.

Will our directors and officers participate in the rights offering?

Our directors and officers, together with their affiliates, have already signed commitments to purchase 219,831 common shares in the private offering. As a result, our directors and executive officers will not participate in the rights offering. The purchase price paid by them will be $3.80 per share, the same paid by all other persons who purchase common shares in the rights offering. Following the rights offering, our directors and executive officers, together with their affiliates, are expected to own 377,290 common shares, or 5.2% of our total outstanding common shares assuming all 3,475,000 common shares are sold in the rights offering and private offering and including DCBF shares they currently own.

Will the standby investors receive any compensation for the standby commitments?

No. The standby investors are not receiving compensation for their standby commitments. However, two of the standby investors will be permitted to designate a director to be added to the Boards of Directors of DCBF and the Bank. These standby investors have each committed to purchase a minimum of 526,316 common shares.

What agreements have been executed with the standby investors?

We have entered into standby purchase agreements with 28 standby investors. These investors have agreed, in the aggregate, to acquire from us in a private offering that will close after the rights offering, a minimum of 2,167,201 common shares. In addition, many of the standby investors who are not our directors or executive officers have agreed to purchase up to an additional 1,064,540 common shares that remain unsold following the completion of the rights offering. The price per share to be paid by the standby investors will be $3.80, the same price paid by subscribers in the rights offering. The number of shares to be purchased by the standby investors in the subsequent private offering may be reduced under certain circumstances. See “THE RIGHTS OFFERING — Regulatory Limitation” beginning on page [—] of this prospectus. If all of the shares being offered are subscribed for in the rights offering, we will still sell 2,167,201 common shares to the standby investors. See “STANDBY PURCHASE AGREEMENTS” beginning on page [—] of this prospectus.

What effects will the offering have on our outstanding common shares?

As of             , 2012, we had approximately [—] common shares issued and outstanding. Assuming no options are exercised prior to the expiration of the rights offering and assuming that 3,475,000 common shares are sold in the rights offering or to the standby investors, we expect approximately [—] common shares will be outstanding immediately after completion of the offerings.

The issuance of common shares in the offering will dilute, and thereby reduce, your proportionate ownership in our common shares. If all 3,475,000 common shares are sold in the rights offering and private offering, current shareholders will be diluted from a book value basis by 29%.

Assuming that we sell the maximum number of shares in the private offering to the standby investors and that existing shareholders do not exercise any basic subscription rights, your ownership interest may decline by up to 47%.

How much will we receive in net proceeds from the offering?

We are offering a total of 3,475,000 common shares in the rights and private offerings. If all of the rights are subscribed, and after the private offering is closed, we estimate that the net proceeds from the offerings, after advisory fees and estimated expenses, will be approximately $13.0 million. We intend to contribute $12.0 million of the net proceeds to the Bank for general operating purposes, which may include, among other things, funding of loans, investment in securities, and payment of expenses. The proceeds that are not contributed to the Bank will be used by us for general corporate purposes which may include, among other things, payment of expenses and future growth. We expect that deploying the net proceeds in this manner would cause the Bank to exceed the targeted minimum capital requirements set forth in the written agreement with the Ohio Division and the consent order with the FDIC. Based upon our results of operations through June 30, 2012, and assuming no material deterioration in asset quality or other currently unanticipated adverse events, we do not expect that the Bank will otherwise be able to attain these capital levels in 2012. As of June 30, 2012 we would have been required to contribute $10.9 million of the net proceeds of the offerings to enable us to attain the required capital levels. See “PROSPECTUS SUMMARY — Our Capital Requirements” beginning on page [—] of this prospectus and “USE OF PROCEEDS” beginning on page [—] of this prospectus.

The net proceeds to us from the rights offering will depend on the number of rights actually subscribed by our shareholders. However, because the standby investors have agreed to purchase in the subsequent private offering a minimum of $8,235,363, or 2,167,201 common shares, and up to an additional 1,064,540 shares remaining after the exercise of subscription rights, we expect to receive at least $12.075 million in net proceeds after the private offering. Accordingly, the net proceeds to us from the private offering should not vary materially from the estimated proceeds from a fully-subscribed rights offering and private offering set forth above. The net proceeds of the offerings may vary, however, if the total expenses relating to the offerings are more or less than our estimates.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights will result in the purchase of additional common shares and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the caption “RISK FACTORS” beginning on page [—] of this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive the refund of your escrow payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase common shares in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

What is the role of Sandler O’Neill in the share offering?

We have entered into an agreement with Sandler O’Neill pursuant to which Sandler O’Neill is acting as our financial advisor in connection with the rights and private offerings. Sandler O’Neill will not participate in the solicitation of our current shareholders regarding the exercise of subscription rights. As financial advisor, Sandler O’Neill provided advice to us regarding the structure and the financial and market impact of the offering. They also provided us with analysis on peer banks and other methodologies to allow us to establish an appropriate amount, price and terms for the securities to be issued in both the rights offering and the private offering. They also assisted in the preparation of our presentation materials for our standby investors. We have agreed to pay certain fees to, and expenses of, Sandler O’Neill for these services.

Who should I contact if I have other questions?

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, or if you have any questions about us, the Bank or the rights offering, please contact our subscription and information agent, Broadridge Corporate Issuer Solutions, Inc., by calling, if you are located within the United States, Canada or Puerto Rico, 1-800-733-1121 (toll free).

RISK FACTORS

An investment in our common shares involves risks. You should consider carefully the risk factors included below as well as those discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended, together with all of the other information included in, or incorporated by reference into, this prospectus before making a decision to invest in the common shares. Some of these factors relate principally to our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our business and results of operations are subject to a number of risks, including economic, competitive, credit, market, liquidity, regulatory and reputational. Though many of these risks are outside our control, we have developed a risk management function which has established a framework for identifying, monitoring and controlling these risks on a corporate-wide basis. The following discussion focuses on the major business risks encountered in our operating environment.

Required compliance with a regulatory agreement and a consent order to which the Bank is subject could have an adverse affect on shareholder interests, including profitability, dividends and share price.

The Bank entered into a written agreement with the Ohio Division and a consent order with the FDIC effective October 28, 2010 that address matters pertaining to, among other things: management and operations of the Bank; credit risk management practices and credit administration policies and procedures; Bank actions with respect to problem assets; reserves for loan and lease losses; strengthening the capital position of the Bank; the strategic plan and budget for fiscal years 2011 and 2012; staffing; and submitting a funding contingency plan for the Bank that identifies available sources of liquidity and includes a plan for dealing with potential adverse economic and market conditions.

The consent order and written agreement contain substantially similar provisions. Among other things, they require the Bank to attain a minimum 9% Tier 1 Capital ratio within 90 days of the effective date, and total Risk-Based Capital ratio of not less than 13% within that same time period; submission of plans related to the reduction of non-performing assets; and a review of accounting matters related to subsidiary companies.

We have made significant progress towards addressing and resolving these issues, which are based on the findings of the Ohio Division and FDIC during their examinations of the Bank in 2010. Since the completion of the examinations, a number of initiatives have been developed and implemented which address the referenced matters, including: strengthening the Bank’s liquidity position and developing improved liquidity analysis and reporting; improving its credit underwriting and monitoring processes; and utilizing significant resources to address its problem loan portfolio in order to reduce the total level of under-performing loans.

The written agreement and consent order also provide that the Bank may not declare or pay dividends to DCBF without the prior approval of the FDIC and Ohio Division. DCBF may not declare or pay cash dividends, repurchase any of its shares, incur or guarantee any debt without the prior approval of the Federal Reserve.

As previously noted, the Bank is required to achieve a Tier 1 Capital ratio of not less than 9% and a total Risk-Based Capital ratio of not less than 13% within 90 days of the effective date of the written agreement and consent order, and, to maintain those capital levels during the remaining term of the written agreement and the consent order. It may do so by, among other alternatives, raising additional capital, generating sufficient earnings, reducing the bank’s assets, or a combination thereof. The Bank has not yet achieved the 9% Tier 1 target or the 13% total Risk-Based Capital target.

Additionally, the Bank is required to submit periodic progress reports to the Ohio Division and the FDIC regarding various aspects of the foregoing actions and requirements. The Bank board appointed a compliance committee to monitor and coordinate the Bank’s performance under the written agreement and consent order. The written agreement and consent order will remain in effect until modified or terminated by the Ohio Division and/or the FDIC. The Bank entered into the written agreement and the consent order without admitting or denying any unsafe or unsound banking practices, violations, rule or regulation.

Our business may be adversely affected by current conditions in the financial markets, the real estate market and economic conditions generally.

Beginning in the latter half of 2007, negative developments in the capital markets resulted in uncertainty in the financial markets and an economic downturn. The housing market declined, resulting in decreasing home prices and increasing delinquencies and foreclosures. The credit performance of mortgage and construction loans resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. The declines in the performance and value of mortgage assets encompassed all mortgage and real estate asset types, leveraged bank loans and nearly all other asset classes, including equity securities. These write-downs have caused many financial institutions to seek additional capital or to merge with larger and stronger institutions. Some financial institutions have failed. Although some improvements have occurred, housing prices are still depressed and continue to decline in some markets and unemployment remains high compared to levels prior to the recession.

Concerns over the stability of the financial markets and the economy have resulted in decreased lending by some financial institutions to their customers and to each other. This tightening of credit has led to increased loan delinquencies, lack of customer confidence, increased market volatility and a widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly, and access to deposits or borrowed funds has decreased for many institutions. It has also become more difficult to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio.

Business activity across a wide range of industries and regions is greatly reduced, and local governments and many companies are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. A worsening of current conditions would likely adversely affect our business and results of operations, as well as those of our customers. As a result, we may experience increased foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

The enactment of new legislation and increased regulatory oversight may significantly affect our financial condition and results of operations.

The Federal Reserve Board, Congress, the Treasury, the FDIC and others have taken numerous actions to address the current liquidity and credit situation in the financial markets. These measures include actions to encourage loan restructuring and modification for homeowners; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; and coordinated efforts to address liquidity and other weaknesses in the banking sector. The long-term effect of actions already taken as well as new legislation is unknown. Continued or renewed instability in the financial markets could weaken public confidence in financial institutions and adversely affect our ability to attract and retain new customers.

Further, legislation has been proposed that would reduce the amount that our customers are required to pay under existing loan contracts or limit our ability to foreclose on collateral. There can be no assurance that future legislation will not significantly impact our ability to collect on our current loans or foreclose on collateral.

Adverse changes in the financial markets may adversely impact our results of operations.

The global financial markets have experienced increased volatility and an overall loss of investor confidence in recent years. While we generally invest in securities with limited credit risk, certain investment securities we hold possess higher credit risk since they represent beneficial interests in structured investments collateralized by residential mortgages, debt obligations and other similar asset-backed assets. Regardless of the level of credit risk, all investment securities are subject to changes in market value due to changing interest rates and implied credit spreads.

Over the last few years, structured investments, like our collateralized debt obligations, have been subject to significant market volatility due to the uncertainty of the credit ratings, deterioration in credit losses occurring within certain types of residential mortgages, changes in prepayments of the underlying collateral and the lack of transparency related to the investment structures and the collateral underlying the structured investment vehicles. These conditions have resulted in our recognizing impairment charges on certain investment securities. Given recent market conditions and changing economic factors, we may be required to recognize additional impairment changes on securities held in our investment portfolio in the future.

Changes in national and local economic and political conditions could adversely affect our earnings, as our borrowers’ ability to repay loans and the value of the collateral securing our loans decline and as loans and deposits decline.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or the value of the collateral securing loans will decrease. Conditions such as inflation, recession, unemployment, changes in interest rates and money supply and other factors beyond our control may adversely affect the ability of our borrowers to repay their loans and the value of collateral securing the loans, which could adversely affect our earnings. Because we have a significant amount of real estate loans, a decline in the value of real estate could have a material adverse affect on us. As of June 30, 2012, 77% of our loan portfolio consisted of commercial and industrial, commercial real estate, real estate construction and installment loans, all of which are generally viewed as having more risk of default than residential real estate loans and all of which, with the exception of installment loans, are typically larger than residential real estate loans. Residential real estate loans held in the portfolio are typically originated using conservative underwriting standards that does not include sub-prime lending. We attempt to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. Economic and political changes could also adversely affect our deposits and loan demand, which could adversely affect our earnings and financial condition. Since substantially all of our loans are to individuals and businesses in Ohio, any decline in the economy of this market area could have a materially adverse effect on our credit risk and on our deposit and loan levels.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) the interest earned on loans, securities and other interest-earning assets and (ii) the interest paid on deposits and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. If the interest we pay on deposits and other borrowings increases at a faster rate than the interest we receive on loans and other investments, our net interest income and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest we receive on loans and other investments falls more quickly than the interest we pay on deposits and borrowings. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates also can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. We originate loans for sale and for our portfolio. Increasing interest rates may reduce the origination of loans for sale and consequently the fee income we earn on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

Increases in FDIC insurance premiums may have a material adverse effect on our earnings.

During the last few years, there have been higher levels of bank failures, which dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by 7 basis points (7 cents for every $100 of deposits) for 2009 and 2010. Additional changes were also made to require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

The Emergency Economic Stabilization Act of 2008 instituted two temporary programs to further insure customer deposits at FDIC-member banks: deposit accounts became insured up to $250,000 per customer (up from $100,000) and noninterest bearing transactional accounts became fully insured (unlimited coverage). Since then, the Dodd-Frank Act made the increase in the standard maximum insurance amount permanent, and the unlimited coverage of non-interest bearing transactions accounts has been extended until December 31, 2012.

On May 22, 2009, the FDIC adopted a rule that imposed a special assessment for the second quarter of 2009 of five basis points on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009, which was collected on September 30, 2009.

On November 12, 2009, the FDIC adopted a rule requiring insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The prepaid assessments for these periods were collected on December 30, 2009, along with the regular quarterly risk-based deposit insurance assessment for the third quarter of 2009. For the fourth quarter of 2009 and for all of 2010, the prepaid assessment rate was based on each institution’s total base assessment rate in effect on September 30, 2009, modified to assume that the assessment rate in effect for the institution on September 30, 2009, was in effect for the entire third quarter of 2009. On September 29, 2009, the FDIC increased annual assessment rates uniformly by 3 basis points beginning in 2011. As a result, an institution’s total base assessment rate for purposes estimating an institution’s assessment for 2011 and 2012 was increased by 3 basis points. Each institution’s prepaid assessment base was calculated using its third quarter 2009 assessment base, adjusted quarterly for an estimated five percent annual growth rate in the assessment base through the end of 2012. The three-year prepayment was $3.1 million for us, of which $1.5 million has been expensed through 2011.

On February 7, 2011, the FDIC issued final regulations, effective April 1, 2011, as required by the Dodd-Frank Act to change the deposit insurance assessment base from total domestic deposits to average total assets minus average tangible equity, as well as changing the assessment for larger institutions and the assessment rate schedules. These changes have reduced the Bank’s FDIC premiums due to a lower assessment rate.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Increases in FDIC insurance premiums may materially adversely affect our results of operations and our ability to continue to pay dividends on our common shares at the current rate or at all.

Our allowance for loan losses may be insufficient.

We maintain an allowance for loan losses to provide for probable loan losses based on management’s quarterly analysis of the loan portfolio. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for loan losses.

Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not be required to charge earnings for significant unexpected loan losses.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We may also rely on the audit report covering those financial statements. Our financial condition, results of operations and cash flows could be negatively impacted to the extent that we rely on financial statements that do not comply with GAAP or on financial statements and other financial information that are materially misleading.

Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions could have a material adverse impact on our financial condition and results of operations. In addition, federal and state regulators periodically review our allowance for loan losses as part of their examination process and may require management to increase the allowance or recognize further loan charge-offs based on judgments different than those of management. Any increase in the provision for loan losses would decrease our pretax and net income.

We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.

In our market area, we encounter significant competition from other banks, savings and loan associations, credit unions, mortgage banking firms, securities brokerage firms, asset management firms and insurance companies. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. DCBF is smaller than many of our competitors. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management’s accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. One of the most critical estimates is the level of the allowance of loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the provided allowance.

Material breaches in security of our systems may have a significant effect on our business.

We collect, process and store sensitive consumer data by utilizing computer systems and telecommunications networks operated by both us and third party service providers. We have security and backup and recovery systems in place, as well as a business continuity plan, to ensure the computer systems will not be inoperable, to the extent possible. We also have implemented security controls to prevent unauthorized access to the computer systems and requires its third party service providers to maintain similar controls. However, management cannot be certain that these measures will be successful. A security breach of the computer systems and loss of confidential information, such as customer account numbers and related information, could result in a loss of customers’ confidence and, thus, loss of business.

Trading in our common shares is very limited, which may adversely affect the time and the price at which you can sell your DCBF common shares.

Trading in DCBF’s common shares is not active, and the spread between the bid and the asked price is often wide. As a result, you may not be able to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. The price at which you may be able to sell your common shares may be significantly lower than the price at which you could buy DCBF common shares at that time.

Future expansion may adversely affect our financial condition and results of operations.

We also may consider and enter into new lines of business or offer new products or services. Expansions of our business involve a number of expenses and risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions;

•	the potential inaccuracy of estimates and judgments used to evaluate credit, operations, management and market risk with respect to the target institutions;

•	the time and costs of evaluating new markets, hiring local management and opening new offices, and the delay between commencing these activities and the generation of profits from the expansion;

•	our ability to finance an acquisition or other expansion and the possible dilution to our existing shareholders;

•	the diversion of management’s attention to the negotiation of a transaction and the integration of the operations and personnel of the combining businesses;

•	entry into unfamiliar markets;

•	the introduction of new products and services into our existing business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we expect. Neither can we assure that integration efforts for any future acquisitions will be successful. We may issue equity securities in connection with acquisitions, which could dilute the economic and voting interests of our existing shareholders.

Our ability to pay cash dividends is limited.

As noted, the Bank has entered into a written agreement with the Ohio Division and a consent order with the FDIC effective October 28, 2010 that address matters pertaining to, among other things: management and operations of the Bank; credit risk management practices and credit administration policies and procedures; Bank actions with respect to problem assets; reserves for loan and lease losses; strengthening the capital position of the Bank; strategic plans and budgets; staffing; and submitting a funding contingency plan for the Bank that identifies available sources of liquidity and includes a plan for dealing with potential adverse economic and market conditions.

The written agreement and consent order also provide that the Bank may not declare or pay dividends to DCBF without the prior approval of the FDIC and Ohio Division. DCBF may not declare or pay cash dividends, repurchase any of its shares, incur or guarantee any debt without the prior approval of the Federal Reserve.

As previously noted, the Bank is required to achieve a Tier 1 Capital ratio, which is capital divided by total average assets, of not less than 9% and a total Risk-Based Capital ratio of not less than 13% within 90 days of the effective date of the written agreement and consent order, and to maintain those capital levels during the remaining term of the written agreement and the consent order. It may do so by, among other alternatives, raising additional capital, generating sufficient earnings, reducing the Bank’s assets, or a combination thereof.

As a result, any payment of dividends in the future by DCBF will be dependent, in large part, on the Bank’s ability to satisfy these regulatory restrictions and the Bank’s earnings, capital requirements, financial condition and other factors. Although the our financial earnings and condition have allowed us to declare and pay periodic cash dividends in certain historic quarters to our shareholders, there can be no assurance that the dividend policy will allow for dividend payments in future periods.

The percentage of the Bank’s deposits from public institutions present possible liquidity risks.

At June 30, 2012, approximately 9.4% of the Bank’s deposits were received from public institutions. The possibility of withdrawal of such deposits, which do not tend to be long-term deposits may pose liquidity risks to DCBF.

Investment securities may decline in value and require the recognition of an impairment expense, affecting our earnings.

We invest in various investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported our audited financial statements. In addition, if an impairment in value is determined to be other than temporary, a reduction in earnings may result.

Risks Related to this Rights Offering

The amount of proceeds that will be raised in the offering is uncertain and the amount available to us to contribute to the Bank and to fund growth may vary from the estimates set forth in this prospectus.

The rights offering is being made on a best efforts basis and is not subject to any minimum subscription condition. We cannot assure you that the rights offering will be fully subscribed, and the actual proceeds that we receive may vary from the amounts estimated in this prospectus on the assumption that the offering is fully subscribed. The net proceeds may also vary because total expenses relating to the offering may be more or less than our estimates. Accordingly, the amount available to us to contribute to the Bank and to fund future growth may vary from the estimates set forth in this prospectus.

The future price of our common shares may be less than the $3.80 purchase price per share in the rights offering.

If you exercise your subscription rights to purchase common shares in the rights offering, you may not be able to sell them later at or above the $3.80 purchase price in the rights offering. The actual market price of our common shares could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. If you exercise your subscription rights and, afterwards, the public trading market price of our common shares decreases below the subscription price, you will have committed to buying common shares at a price above the prevailing market price and could have an immediate unrealized loss. Our common shares are quoted on the OTCBB under the symbol “DCBF,” and the last reported sales price of our common shares on the OTCBB on [—] was $[—] per share. We cannot assure you that the market price of our common shares will not decline after you exercise your subscription rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common shares at a price equal to or greater than the subscription price.

The subscription price determined for the rights offering is not an indication of the fair value of our common shares.

The price of the shares offered in the rights offering was determined by us based on a variety of factors, including:

•	the results of negotiations with the standby investors;

•

Sandler O’Neill, our investment advisor, provided us with analysis on peer banks and other methodologies to allow us to establish an appropriate amount, price and terms for the securities to be issued in both the rights offering and the private offering;

•	the earnings per share and the per share book value of our common shares;

•	the trading history of our common shares;

•	our operating history and prospects for future earnings;

•	our current performance;

•	the prospects of the banking industry in which we compete;

•	the general condition of the securities markets at the time of the offering; and

•	the prices of equity securities and equity equivalent securities of comparable companies.

In conjunction with its review of these factors, the board of directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common shares to be offered in the rights offering. In light of the numerous factors affecting share price, and the volatility in the markets, and after consultation with our legal counsel and our investment advisor, it was determined that the best way to determine the price for the offering was to negotiate the best possible price with possible standby investors, which was the most valuable factor for the Board in determining the offering price. After the date of this prospectus, our common shares may trade at prices below the subscription price. A recommendation or fairness opinion has not been obtained from Sandler O’Neill and the board is not making a recommendation as to whether you should exercise your subscription rights.

The rights offering will reduce your percentage ownership in DCBF.

If you choose not to exercise your basic subscription rights in full, your ownership interest in DCBF will be diluted as a result of the stock offering. Assuming that we sell the maximum number of shares in the private offering to the standby investors and that existing shareholders do not exercise any basic subscription rights, your ownership interest may decline by up to 47%.

You may not revoke your exercise of rights; we may terminate the rights offering.

Once you have exercised your subscription rights, you may not revoke your exercise even if you learn information about us that you consider to be unfavorable. We may terminate the rights offering at our discretion. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest or penalty.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders who desire to purchase common shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent, and all payments clear, prior to the expiration of the rights offering period. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent, and all payments clear, prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering or your payment does not clear prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of any payment that has been received and has cleared. Neither we nor the subscription agent will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

If you desire to purchase shares in the rights offering through your subscription rights that are held in your 401(k) Plan account, you must elect what amount (if any) of your subscription rights held in such account that you would like to exercise by properly completing the special election form, called the “Non-Transferable Subscription Rights Election Form” provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the subscription agent as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the subscription agent by the 401(k) Deadline, which is 5:00 p.m., Eastern Time on [     ], 2012, and which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the expiration date of the rights offering generally applicable to holders of subscription rights) and solely with respect to the shares of our common stock held through the 401(k) Plan. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must ensure that the amount allocated in your 401(k) Plan Participant Election Form for purposes of exercising your subscription rights is sufficient to fully satisfy the subscription payment based upon the number of subscription rights you are exercising. You must also ensure that your current investment in your 401(k) Plan account in the Federated Automated Cash Management Trust (IS) is sufficient to fully satisfy the subscription payment for the subscription rights in your 401(k) Plan account that you exercise as you may only pay for the exercise of such subscription rights through the liquidation of funds held by your 401(k) Plan account in the Federated Automated Cash Management Trust (IS). If your 401(k) Plan account investment in this fund is insufficient to fully satisfy the subscription payment, the 401(k) Plan will exercise your subscription rights to the fullest extent possible based on your 401(k) Plan account investment in this fund. For additional information, see “THE RIGHTS OFFERING — Special Instructions for Participants in Our 401(k) Plan.”

Our 401(k) Plan, which is receiving subscription rights, is not permitted to acquire, hold or dispose of subscription rights absent an exemption from the DOL.

The 401(k) Plan is receiving subscription rights with respect to the common shares held by the 401(k) Plan on behalf of the participants (and other account holders) as of the record date even though 401(k) plans and other plans subject to ERISA, such as ours, are not permitted under ERISA or Section 4975 of the Code to acquire, hold or dispose of subscription rights absent an exemption from the DOL. We are submitting a request to the DOL that an exemption be granted on a retroactive basis, effective to the commencement of the rights offering, with respect to the acquisition, holding and exercise of the subscription rights by the 401(k) Plan and its participants (and other account holders); however, the DOL may deny our exemption application. If our exemption request is denied by the DOL, the DOL may require us to take appropriate remedial action and the IRS and DOL could impose certain taxes and penalties on us.

You will not be able to sell the shares you buy in the rights offering until you receive your share certificates or your account is credited with the common shares.

If you purchase our common shares in the rights offering by submitting a rights certificate and payment, we will mail you a share certificate as soon as practicable after [—], 2012, or such later date as to which the rights offering may be extended. If your shares are held by a custodian bank, broker, dealer or other nominee and you purchase our common shares, your account with your nominee will be credited with the common shares you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your share certificates have been delivered or your account is credited, you may not be able to sell your shares even though the common shares issued in the rights offering will be quoted for trading on the OTCBB. The share price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

Our common shares represent equity interests in DCBF and rank junior to all of our existing and future indebtedness. Regulatory, statutory and contractual restrictions may limit or prevent us from paying dividends on our common shares and there is no limitation on the amount of indebtedness we may incur in the future.

Our common shares are equity interests in DCBF. As such, our common shares rank junior to all of our indebtedness and to other non-equity claims with respect to assets available to satisfy claims on DCBF, including in a liquidation. Additionally, unlike indebtedness, for which principal and interest customarily are payable on specified due dates, in the case of our common shares: (i) dividends are payable only when, as and if authorized and declared by our board and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our board deems relevant; and (ii) as an Ohio corporation, under Ohio law, we are subject to restrictions on payments of dividends out of lawfully available funds. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to our common shares.

We could change or eliminate our historic practice of paying dividends in the future.

Holders of our common shares are entitled to receive dividends only when, as and if declared by our board of directors, subject to the prior approval of the Federal Reserve. Although prior to the third quarter of 2009 we have historically paid dividends on our common shares, we are not required to do so, and our board of directors could reduce or eliminate dividends paid on our common shares in the future. Consequently, prospective investors should not expect that future dividends will be paid at current levels or at all. Future modifications, reductions or the elimination of dividends paid on our common shares could adversely affect the market price of our common shares. In addition, the Bank, which is our primary source of revenue, is currently unable to pay dividends to us without the prior consent of the FDIC and the Ohio Division. We are not presently aware of when, or whether, those restrictions will be eliminated.

The low trading volume in our common shares may adversely affect your ability to resell shares at prices that you find attractive, or at all.

Our common shares are traded on the OTCBB. The average daily trading volume for our common shares is less than larger financial institutions. During the past 12 months, the average daily trading volume for our common shares on the OTCBB was approximately 1,849. Due to its relatively small trading volume, sales of our common shares may place significant downward pressure on the market price of our common shares. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

The price of our common shares may fluctuate significantly and this may make it difficult for you to resell our common shares when you want or at prices you find attractive.

The market value of our common shares will likely continue to fluctuate in response to a number of factors, most of which are beyond our control. The market value of our common shares may also be affected by conditions affecting the financial markets generally, including the recent volatility of the trading markets. These conditions may result in: (i) fluctuations in the market prices of stocks generally and, in turn, our common shares; and (ii) sales of substantial amounts of our common shares in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common shares. A significant decline in our share price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

We have broad discretion in the use of proceeds of the rights or private offerings.

Other than an investment in the Bank, we have not designated the anticipated net proceeds of the rights or private offerings for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of the offerings and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Ohio law, our articles of incorporation, which we refer to as the Articles, and our code of regulations, which we refer to as the Regulations and, collectively with the Articles, as our Corporate Governance Documents, could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us.

Certain standby investors have negotiated a termination right if we do not raise at least $13.0 million, which may result in us not reaching the capital levels required by the written agreement and Consent Order.

Five of the standby investors have the right to terminate their standby purchase agreements if at least $13.0 million is not raised in the rights offering and subsequent private offering. If we do not raise $13.0 million and those investors terminate their agreements, the minimum shares of 1,131,580 and up to 185,730 additional shares that may remain after completion of the rights offering would not be purchased, which could reduce the net proceeds of the offering by up to $5,005,778. If this were to occur, we may not be able to raise enough money to increase the Tier 1 Capital ratio and total Risk-Based Capital ratio to the levels required by our regulators. As a result, we may be subject to additional regulatory enforcement action.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet table for March 31, 2012, and the pro forma income statement and earnings per share table for the fiscal year ended December 31, 2011 presented below have been prepared by management to illustrate the impact of:

•	the rights offering pursuant to which DCBF shareholders are entitled to purchase up to 1,307,799 common shares at a subscription price of $3.80 per share; and

•	completion of the private offering of 2,167,201 common shares and up to an additional 1,064,540 common shares that may remain after completion of the rights offering at $3.80 per share.

We have assumed in the pro forma statements that all 3,475,000 common shares will be issued through the rights offering and private offering.

Consolidated Balance Sheets

(Unaudited)

The following table presents DCBF’s unaudited pro forma consolidated balance sheet adjusted for a fully subscribed rights offering and private placement for the periods shown. The pro forma consolidated balance sheet as of June 30, 2012 assumes that the foregoing transactions occurred on June 30, 2012.

	June 30, 2012	Adjustments For Rights Offering and Private Placement	Pro Forma at June 30, 2012
	(Dollars in thousands)
Assets:
Cash and Cash Equivalents	$57,153	$13,000	$70,153
Securities	96,131		96,131
Loans	322,647		322,777
Other Assets	34,647		34,647

Total Assets	$510,708		$531,458

Liabilities:
Deposits	449,644		449,644
Borrowings	17,568		17,568
Other Liabilities	8,299		8,299

Total Liabilities	$475,511	0	$475,511

Shareholder Equity:
Common Shares	3,785	12,056	15,841
Retained Earnings	45,587	(5,134)	40,453
Accumulated OCI	(681)	0	(681)
Treasury Stock at cost	(13,494)	6,078	(7,416)

	35,197	13,000	48,197
Total Liabilities and Equity	$510,708	$13,000	$531,458

Pro Forma Income Statement and Earnings Per Share

(Unaudited)

The following table presents DCBF’s unaudited pro forma earnings per share adjusted for the pro forma impacts of a fully subscribed rights offering and private placement for the year ended December 31, 2011. Pro forma earnings per share assume that DCBF completed the rights offering and private placement on January 1, 2011.

	For the year ended December 31, 2011	Adjustments For Rights Offering and Private Placement	Pro Forma at December 31, 2011
	(Dollars in thousands)
Interest and Dividend Income	$22,732		$22,732
Interest Expense	5,113		5,113

Net Interest Income	17,619		17,619
Provision For Loan Losses	5,436		5,436

Net Interest Income After Provision for Loan Losses	12,183		12,183
Non-Interest Income	6,358		6,358
Non-Interest Expense	21,292		21,292

Net Loss Before Tax	(2,751)		(2,751)
Income Tax Benefit	(13)		(13)
Net Income	$(2,738)		$(2,738)

Basic and Diluted Loss Per Common Share	$0.74		$0.38
Dividends Per Share	$0.00		$0.00
Weighted Average Shares Basic and Diluted	3,717,385	3,475,000	7,192,385

CAPITALIZATION

The following table presents our historical consolidated capitalization at June 30, 2012 and our pro forma consolidated capitalization after giving effect to the receipt of net proceeds from the offering, assuming net proceeds of approximately $13.0 million . The table also sets forth the historical regulatory capital ratios of DCBF and the Bank at June 30, 2012, and the pro forma regulatory capital ratios of the Bank and DCBF, assuming that $12.0 million of net proceeds from the offering were received by the Bank and invested in assets with a risk weighting of 0%.

	Historical at June 30, 2012	Pro Forma at June 30, 2012
	(Dollars in thousands)
Shareholders’ Equity:	$3,785	$15,841
Common Shares — Authorized 7,500,000 shares; issued 4,273,908 at March 31, 2012; shares to be issued as adjusted (1)	45,587	40,453
Retained earnings
Accumulated other comprehensive loss, net of tax	(681)	(681)
Treasury stock, at cost; 556,523 shares; treasury shares as adjusted (1)	(13,494)	(7,416)
Total Shareholders’ Equity	$35,197	$48,197

Capital Ratios for DCB Financial Corp
Tier 1 capital to average assets ratio	7.0%	9.2%
Tier 1 to risk-weighted assets ratio	9.3%	12.2%
Total capital to risk-weighted assets	10.5%	13.3%

Capital Ratios for the Bank
Tier 1 capital to average assets ratio	6.9%	9.2%
Tier 1 to risk-weighted assets ratio	9.2%	12.2%
Total capital to risk-weighted assets	10.4%	13.3%

(1)	The number of common shares to be outstanding after the offerings is based on the number of shares outstanding as of June 30, 2012 and excludes 307,615 shares reserved for issuance upon exercise of outstanding stock options with a weighted-average exercise price of $24.42 and other excess treasury shares.

THE RIGHTS OFFERING

General

We are distributing to the holders of our common shares, at no cost to the holders, non-transferable rights to purchase our common shares. We will distribute to each shareholder who owned shares at the end of the day on                 , 2012, the record date, one right for every three common shares held. Each subscription right entitles the holder to a basic subscription right and an oversubscription privilege. We will not issue fractional rights; the number of subscription rights we offer to each shareholder will be rounded down to the nearest whole number.

There will be no public market for the rights. You may not sell, assign or otherwise transfer your rights, except by operation of law in the event of your death or dissolution.

Basic Subscription Right

With your basic subscription right, you may purchase one common share for every three shares you own on the record date, subject to delivery of the required documents and payment of the subscription price of $3.80 per share, prior to the expiration of the rights offering. Fractional common shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share. You may exercise all or a portion of your basic subscription right. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares under your oversubscription privilege.

Oversubscription Privilege

In the event that you purchase all of the common shares available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any common shares that are not purchased by other shareholders through the exercise of their basic subscription rights. If sufficient common shares are available, we will seek to honor the oversubscription requests in full. If oversubscription requests exceed the number of common shares available to be purchased pursuant to the oversubscription privilege, we will allocate the available common shares among shareholders who oversubscribed by multiplying the number of shares requested by each shareholder through the exercise of their oversubscription privileges by a fraction which equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their oversubscription privileges. As described above for the basic subscription right, we will not issue fractional shares through the exercise of oversubscription privileges.

Expiration Time

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on [—], which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue common shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you. In no event will the expiration date be later than [—]. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the Board of Directors determines to extend the rights offering.

If you hold your common shares in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [—], expiration date that we have established for the rights offering.

Standby Purchase Agreements

We have entered into standby purchase agreements with the following individuals and entities as standby investors. These standby investors have agreed to purchase a minimum amount of shares in a private offering, as noted below, and some of them have also agreed to acquire from us up to a certain amount of the shares remaining unsold following the completion of the rights offering, subject in each case to possible reduction under certain circumstances. See “— Regulatory Limitation” beginning on page [—] of this prospectus and “STANDBY PURCHASE AGREEMENTS” beginning on page [—] of this prospectus.

Reasons for the Rights Offering

We are engaging in the rights offering to raise equity capital to improve the Bank’s capital position in order to comply with the written agreement and consent order, and to retain additional capital at DCBF. See “Use of Proceeds.” The Board of Directors and management of DCBF continually review and assess strategic direction and alternatives as part of their ongoing obligations to their constituencies. We have outlined below the process DCBF undertook prior to deciding to engage in this rights offering.

Starting in 2007, DCBF began experiencing credit quality issues resulting in increased loan workout activity and increased loan reserves and loan losses. A significant portion of the credit quality concerns arose initially from lending activities related to a certain group of investment property loans. These were loans made to individuals and entities to purchase one to four family residential properties, many of which were being rented under the HUD subsidized Section 8 program. In addition, the Bank made a number of commercial real estate loans that experienced increasing problems and deliquencies as a result of a general decline in the economy and credit quality throughout 2008, 2009, and 2010.

In March and April of 2010, the Board and management worked together to identify and prepare for action with respect to various potential initiatives that could be undertaken to increase the Bank’s capital in light of the problem loans. Immediate action was taken on several of these initiatives in order to raise the capital levels and address earnings and expense issues. The initiatives included closing certain branch offices, reductions in personnel, reduction in loans outstanding, and other actions. Management, often with the full Board, met weekly to review progress on each of the identified initiatives.

In May of 2010, the DCBF Board met with representatives of an investment banking firm to seek and secure their advice on various options for raising capital and addressing other issues impacting the institution. The firm had worked previously with DCBF and was having informal discussions with management and the Board regarding the markets and timing of any possible capital raising initiatives.

On June 7, 2010, Mr. Jeffrey T. Benton, former President, Chief Executive Officer, and director of DCBF and the Bank resigned from all positions with those institutions, and Mr. David Folkwein was named interim President, Chief Executive Officer, and director of both DCBF and the Bank.

On June 16, 2010, DCBF entered into a Memorandum of Understanding with the Federal Reserve providing, among other things that DCBF, would not declare a dividend, incur any additional debt, purchase or redeem any shares of its stock, or appoint new directors or senior executive officers without prior written approval of the Federal Reserve.

In June 2010, DCBF met with two other investment banking firms to discuss their views of the various options to raise capital and other strategic alternatives available to the institution. During the next two months, management and the Board of Directors undertook a comprehensive review of capital options for DCBF and the Bank, including the potential for raising capital through a number of alternatives such as private placements, public offerings, and rights offerings. Credit issues continued to be the focus of concern for the institution. The Board, together with executive management, met frequently throughout 2010 to discuss and review various options and alternatives. It was determined at that time that the Bank would need to raise approximately $20.0 million in capital to reach the 9% Tier 1 Capital ratio required by the regulators based on the financial condition of the Bank at that time.

On October 28, 2010, the Bank entered into a written agreement with the Ohio Division and a consent order with the FDIC. Both the Ohio Division and FDIC agreements focused on management issues, increasing Tier 1 Capital to 9% by January 28, 2011, requiring a plan to reduce delinquencies and classified assets, formulating an improved liquidity plan, reviewing the adequacy of the allowance for loan and lease losses, and preparing a revised budget and strategic plan.

In November 2010, management reviewed additional alternatives for a capital raise with its investment bankers, who felt that due to the market volatility and other issues, the timing may not be right for a possible offering. As part of its engagement to assist DCBF and its Board in reviewing and assessing potential alternatives, from approximately November of 2010, through August of 2011, DCBF’s nationally recognized investment banking consultant and the Board explored expressions of interest with third parties in regard to a potential strategic combination of the institution with another financial institution. The investment banking consultant and the Board received varying expressions of interest from, and entered into preliminary discussions with approximately eight potentially interested institutions identified by its investment banking consultant. Several of those institutions submitted initial indications of interest, and conducted additional due diligence. In general, the market for strategic combinations during that period was very weak due primarily to continued uncertainty in the economy and in light of national issues and concerns in the banking industry generally. Consequently, none of the institutions involved in the due diligence continued to proceed with definitive offers.

In consultation with its investment banking consultant and after careful and extensive review and consideration, the Board decided that it was in the best interests of DCBF and its shareholders and other appropriate constituencies to continue to explore other potential strategic alternatives, including raising capital. As outlined below, during this time frame, DCBF and the Bank continued to concentrate on many of the regulatory issues by taking additional charge offs and reducing the non performing assets, reducing expenses by closing branches, reducing staffing levels, and increasing liquidity.

In June of 2011, Mr. Folkwein left the Bank to take an executive position with another institution, and Thomas R. Whitney, the Bank’s General Counsel, was named as Interim President, CEO, and Director of both DCBF and the Bank.

Throughout 2011, management continued to implement a number of initiatives to reduce expenses and increase capital ratios. Management reduced the asset size of the Bank from approximately $565,105 thousand in December of 2010, to $522,881 thousand by December 2011. This strategy increased the capital ratios, while cutting expenses. Over the past two years, the management team has continued to work through the classified credits. The Credit Risk Management group was restructured, general credit policies were overhauled, an aggressive approach was taken to identify and resolve problem loans, and an enhanced Risk Management Program was implemented. Headcount was reduced through a voluntary early retirement program in the fall of 2010, a reduction in force initiative in July of 2011, and the closing of five branches in October of 2011.

Management spent many hours monitoring liquidity, which has improved significantly over the past year. Throughout this time frame, our loyal customer base continued to support us by keeping their deposits with us, which is reflected by the fact that the Bank’s time deposit base grew over the past year.

In September 2011, the Board of Directors hired a new President and Chief Executive Officer, Ronald J. Seiffert. Mr. Seiffert came to the Bank with over 25 years in banking, the first 23 years of his career was with Huntington Bancshares which culminated in his appointment as Vice Chairman, a position he held from 1997 to 2002. Mr. Seiffert also previously served as National Head of Business Banking for Bank One Corporation (now JP Morgan Chase).

In February of 2012, the Bank hired three new senior executives, Charles O. Moore, Executive Vice President of Residential and Consumer Lending, David R. Archibald, Senior Vice President of Marketing, and Daniel M. Roberts, Senior Vice President and Chief Credit Officer. These individuals, along with the present senior executive team, are expected to lead the Bank in accomplishing the 2012 strategic initiatives approved by the Board of Directors.

Management and the Board of Directors have made significant progress over the past two years in addressing the requirements of the consent order and the written agreement, specifically as they relate to reducing classified loans, improving liquidity, addressing management issues, and monitoring ALLL. However, one of the remaining items listed in the consent order and written agreement to be completed by the Bank is to raise capital levels. Capital ratios of the Bank as of June 30, 2012 are as follows: 6.89% Tier 1; 10.41% Total Risk Based Capital. The consent order and written agreement require the ratios to be as follows: 9% Tier 1; 13.0% Total Risk Based Capital.

Management and the Board believe that it is in the best interests of DCBF and its shareholders to raise capital to meet the referenced regulatory requirements and to allow the Bank to continue to move forward to address the challenges which it, and many if not most other institutions, are facing in the current economic environment. To that end, the Bank has retained the services of Sandler O’Neill to provide assistance in advising the Board with respect to proceeding with an offering of shares of common stock of DCBF. Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

No Board or Financial Advisor Recommendation

You must make your decision whether to exercise your rights based on your own evaluation of your financial situation and our offer. Neither our Board of Directors nor Sandler O’Neill makes any recommendation to any holder of rights or other prospective purchasers regarding the exercise of their rights or the subscription for shares of our common shares.

Exercise of Subscription Rights

Important! Please carefully read the instructions accompanying the subscription rights certificate and follow those instructions in detail. Do not send subscription rights certificates to us.

You are responsible for choosing the payment and delivery method for your subscription rights certificate, and you bear the risks associated with your choices. If you choose to deliver your subscription rights certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., Eastern Time, on [—]. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified check or bank draft drawn upon a U.S. bank.

Method of Exercise

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

•    Subscription by Registered Holders. To exercise your subscription rights, you must properly complete and execute the subscription rights certificate, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each common share you are subscribing for, to the subscription agent at the address set forth under the caption “— Subscription Agent” beginning on page [—], prior to the expiration date or, if you cannot deliver your subscription rights certificate to the subscription agent prior to the expiration date, you may follow the guaranteed delivery procedures described under the caption “— Guaranteed Delivery Procedures” beginning on page [—]. Your payment, in any case, must be received and cleared prior to 5:00 p.m., Eastern Time, on [—].

•    Subscription by Beneficial Owners. If you are a beneficial owner of common shares, meaning that you hold your shares in “street name” through a broker, dealer, custodian bank or other nominee, we will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf, including a “Nominee Holder Certification,” prior to 5:00 p.m., Eastern Time, on [—]. If you hold a DCBF share certificate directly and would prefer to have your broker, dealer, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, dealer, custodian bank or other nominee, the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate form be issued to you. You should contact your broker, dealer, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, dealer, custodian bank or other nominee or if you receive it without sufficient time to respond.

Your subscription rights will not be considered exercised unless the subscription agent actually receives from you, your broker, dealer, custodian bank or other nominee, as the case may be, all of the required documents (including those referenced under the caption “— Guaranteed Delivery Procedures” beginning on page [—] if you are following the guaranteed delivery procedures) and your full subscription price payment (and your payment has cleared) prior to 5:00 p.m., Eastern Time, on [—], the scheduled expiration date of the rights offering.

Method of Payment

You must pay for the common shares you subscribe for in full in U.S. currency by personal or certified check or bank draft payable to “Broadridge,” drawn upon a U.S. bank. You will have paid the subscription price only upon:

•	clearance of any uncertified check deposited by the subscription agent; or

•	receipt by the subscription agent of any certified check or bank draft, drawn upon a U.S. bank.

Guaranteed Delivery Procedures

If you want to exercise your rights, but time will not permit your subscription rights certificate to reach the subscription agent on or prior to 5:00 p.m., Eastern Time, on [—], you may exercise your rights using the following guaranteed delivery procedures:

1.	on or before [—], you must have sent, and the subscription agent must have received, payment in full for each common share you are purchasing through your basic subscription right and your oversubscription privilege;

2.

on or before [—], you must have sent, and the subscription agent must have received, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory

Authority, which we refer to as FINRA, or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state:

•	your name,

•	the number of rights that you hold,

•	the number of common shares that you wish to purchase pursuant to your basic subscription rights, and

•	the number of common shares, if any, you wish to purchase pursuant to your oversubscription privilege.

The Notice of Guaranteed Delivery must guarantee the delivery of your subscription rights certificate to the subscription agent within three OTCBB trading days following the date of the Notice of Guaranteed Delivery; and

3.	you must send, and the subscription agent must receive, your properly completed and duly executed subscription rights certificate, including any required signature guarantees, within three OTCBB trading days following the date of your Notice of Guaranteed Delivery. You may physically deliver the Notice of Guaranteed Delivery via the enclosed envelope to the subscription agent. You can obtain additional copies of the Notice of Guaranteed Delivery from the subscription agent at the address set forth below under the caption “— Subscription Agent” beginning on page [—] of this prospectus.

Signature Guarantee

Signatures on the subscription rights certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Exchange Act, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions that provide signature guarantee services include banks, brokers, dealers, credit unions, national securities exchanges and savings associations. Signatures on the subscription rights certificate do not need to be guaranteed if the subscription rights certificate:

•	provides that the common shares you are purchasing are to be delivered directly to the record owner of the subscription rights; or

•

is submitted for the account of a member firm of a registered national securities exchange or a member of the FINRA, or a commercial bank or trust company having an office or correspondent in the United States.

Shares Held by or for Others

If you hold common shares for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of the shares as soon as possible to obtain instructions with respect to the subscription rights they beneficially own.

If you are a beneficial owner of common shares held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask the holder to effect transactions in accordance with your instructions.

Special Instructions for Participants in Our 401(k) Plan

Subscription rights will be allocated to any participant or other account holder (such as a beneficiary) in the 401(k) Plan whose account under the 401(k) Plan held common shares as of 5:00 p.m., Eastern Time, on the record date, based upon the number of shares held in the account as of that time on the record date. Those participants (or other account holders) with 401(k) Plan accounts who are allocated subscription rights will have the ability to direct the trustee of the 401(k) Plan, the Bank, to exercise some or all of the subscription rights allocable to them.

If common shares were held in your account under the 401(k) Plan as of 5:00 p.m., Eastern Time, on the record date, you will receive subscription solicitation materials from the subscription agent, which will include specific instructions for participating in the rights offering with respect to subscription rights held through the 401(k) Plan, a copy of this prospectus and the 401(k) Plan Participant Election Form. If you wish to exercise your subscription rights, in whole or in part, you must return your properly completed 401(k) Plan Participant Election Form to the trustee of the 401(k) Plan, the Bank, as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your properly completed 401(k) Plan Participant Election Form must be received by the trustee by the 401(k) Deadline (5:00 p.m., Eastern Time, on [    ], 2012), which is the fifth business day prior to the expiration date of the rights offering. If the trustee does not receive your 401(k) Plan Participant Election Form by the 401(k) Deadline, your election to exercise your subscription rights with respect to shares of our common stock that you hold through the 401(k) Plan will not be effective. This is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the expiration date of the rights offering generally applicable to holders of subscription rights) and solely with respect to the subscription rights held through the 401(k) Plan. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. You should receive the 401(k) Plan Participant Election Form with the other offering materials related to the rights offering. If you do not receive this form, and you believe you are entitled to participate in the rights offering with respect to shares you hold under the 401(k) Plan, you should contact the subscription agent by calling 1-800-733-1121.

If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must ensure that the amount allocated in your 401(k) Plan Participant Election Form for purposes of exercising your subscription rights is sufficient to fully satisfy the subscription payment based upon the number of subscription rights you are exercising. You must also ensure that your current investment in your 401(k) Plan account in the Federated Automated Cash Management Trust (IS) is sufficient to fully satisfy the subscription payment for the subscription rights in your 401(k) Plan account that you exercise as you may only pay for the exercise of such subscription rights through the liquidation of funds held by your 401(k) Plan account in the Federated Automated Cash Management Trust (IS). Your investment in the Federated Automated Cash Management Trust (IS) in your 401(k) Plan account will be liquidated in the amount specified in your 401(k) Plan Participant Election Form on or about [     ], 2012, and cash equal to the necessary subscription payment amount will be transferred to the trustee of the 401(k) Plan.

Notwithstanding your election to exercise all of your subscription rights, the 401(k) Plan trustee will be directed to only exercise that number of subscription rights and purchase the number of shares of common stock that can be acquired with the money generated by liquidating your investment in the Federated Automated Cash Management Trust (IS) in your 401(k) Plan account. If the value of your investment in the Federated Automated Cash Management Trust (IS) in your 401(k) Plan account does not equal or exceed the purchase price of the shares of common stock that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on your 401(k) Plan account investment in this fund.

Any common shares purchased upon exercise of the subscription rights held by your 401(k) Plan account will be allocated to your account under the Federated Automated Cash Management Trust (IS) investment option, where they will remain subject to your further investment directions in accordance with the terms of the 401(k) Plan.

Once you submit your completed 401(k) Plan Participant Election Form, you may not revoke your exercise instructions. If you elect to exercise your subscription rights, you should be aware that the market value of our common shares may go up or down during the period after you submit your 401(k) Plan Participant Election Form and before the time that our common shares are purchased under the subscription rights and allocated to your account under the 401(k) Plan. However, if the closing price of our common shares on the last business day preceding the expiration date of the rights offering is less than $3.80, the trustee of the 401(k) Plan will not honor your exercise request and the exercise request will be voided.

All subscription payments received on your behalf and not applied to the purchase of common shares in the rights offering will be returned to the 401(k) Plan and deposited based upon your current 401(k) Plan investment allocation election.

Neither we, the subscription agent, the 401(k) Plan trustee or anyone else will be under any duty to notify you of any defect or irregularity in connection with your submission of the 401(k) Plan Participant Election Form, and we will not be liable for failure to notify you of any defect or irregularity with respect to the completion of such form. We reserve the right to reject your exercise of the subscription rights if your exercise is not in accordance with the terms of the rights offering or in the proper form. We will also not accept the exercise of subscription rights if our issuance of common shares to you could be deemed unlawful under applicable law.

The 401(k) Plan Participant Election Form must be received by the 401(k) Plan trustee by the 401(k) Deadline, which is 5:00 p.m., Eastern Time, on [    ], 2012. A self-addressed envelope has been included in the materials provided to our 401(k) Plan participants (and other account holders) along with this prospectus that may be used to mail the 401(k) Plan Participant Election Form. In any event, you must use the address set forth below:

By First-Class Mail, Overnight Courier or Hand-Delivery:

The Delaware County Bank and Trust Company,

Trustee of the Delaware County Bank and Trust Company Employee 401(k) Retirement Plan

110 Riverbend Avenue

P.O. Box 498

Lewis Center, Ohio 43035

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

Ambiguities in Exercise of the Subscription Rights

If you do not specify the number of rights being exercised on your subscription rights certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wish to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

If your payment exceeds the total purchase price for the number of shares of common shares that you have indicated you wish to exercise on your subscription rights certificate, your payment will be applied until depleted as follows:

•	to subscribe for the number of common shares that you indicated on the subscription rights certificate that you wish to purchase through your basic subscription rights;

•	to subscribe for additional common shares until your basic subscription right has been fully exercised; and

•	to subscribe for additional common shares pursuant to your oversubscription privilege (subject to any applicable limitation or proration).

Validity of Subscriptions

We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights. We may, at our sole discretion:

•	waive any defect or irregularity;

•	permit a defect or irregularity to be corrected within any period of time that we set; or

•	reject the purported exercise of any right by reason of any defect or irregularity.

Any determination we make with respect to these matters will be final and binding. Subscriptions will not be deemed to have been received or accepted until the person submitting the subscription has cured all irregularities or we have waived them. This must occur within any period of time that we, in our sole discretion, set. Neither we nor the subscription agent will:

•	be under any duty to notify anyone of any defect or irregularity in connection with the submission of any subscription rights certificate; or

•	incur any liability for any failure to give notice of this sort.

Subscribers’ Fees and Expenses

Neither DCBF nor the subscription agent is charging you any expenses or fees for the exercise of your subscription rights, other than the subscription price. However, if you hold your shares in street name, your broker, dealer, custodian bank or other nominee may charge you fees. You are responsible for paying all commissions, fees, taxes and other expenses that you incur in exercising your subscription rights.

No Revocation

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional common shares at the subscription price.

Right To Terminate Offering

We expressly reserve the right, at our sole discretion, at any time prior to delivery of the common shares offered by this prospectus, to terminate the rights offering if the offering is prohibited by law or regulation or our Board of Directors concludes, in its judgment, that it is not in our best interest, and that of our shareholders, to complete the offering under the circumstances.

Escrow Arrangements; Return of Funds

Broadridge Corporate Issuer Solutions, Inc., the subscription agent, will hold funds received in payment for our common shares until the rights offering is completed or is withdrawn or canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest.

Rights as a Shareholder

You will have no rights as a holder of common shares you purchase in the rights offering until certificates representing the common shares are issued to you, or your account at your nominee is credited with the common shares purchased in the rights offering.

Listing

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be quoted for trading on the OTCBB or any other stock exchange or market. The common shares issuable upon exercise of the subscription rights will be quoted on the OTCBB under the ticker symbol “DCBF.OB.”

Subscription Agent

Broadridge Corporate Issuer Solutions, Inc. is acting as the subscription agent for the rights offering under an agreement with us. All subscription rights certificates, payments of the subscription price, and nominee holder certifications, to the extent applicable to your exercise of rights, must be delivered to Broadridge as follows:

By First-Class Mail, Overnight Courier or Hand-Delivery:

Broadridge

Attn: Re-Organization Department

1981 Marcus Avenue, Suite 100

Lake Success, NY 11042

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

You should direct any questions or requests for assistance concerning the method of subscribing for common shares or for additional copies of this prospectus to Broadridge Corporate Issuer Solutions, Inc., the information agent, by calling, if you are located within the United States, Canada or Puerto Rico, 1-800-733-1121 (toll free).

We will pay the fees and expenses of the subscription agent and have agreed to indemnify it against any liability that it may incur in connection with the offering, including liabilities under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

Determination of Subscription Price

The price of the shares offered in the rights offering was determined by us based on a variety of factors, including:

•	The results of negotiations with the standby investors;

•

Sandler O’Neill, our investment advisor, provided us with analysis on peer banks and other methodologies to allow us to establish an appropriate amount, price and terms for the securities to be issued in both the rights offering and the private offering;

•	the earnings per share and the per share book value of our common shares;

•	the trading history of our common shares;

•	our operating history and prospects for future earnings;

•	our current performance;

•	the prospects of the banking industry in which we compete;

•	the general condition of the securities markets at the time of the offering; and

•	the prices of equity securities and equity equivalent securities of comparable companies.

Because our shares are very thinly traded, current market price was not the most valuable factor in the Board’s price setting determination because the share price can be artificially impacted by trades in any one day. Rather, one of the most valuable of the above factors was our negotiations with standby investors. These were arms-length negotiations with independent, third parties that provided definitive evidence of what a willing buyer is prepared to pay for our shares based on that buyer’s evaluation of DCBF.

Sandler O’Neill has not prepared any report or opinion constituting a recommendation or advice to us or our shareholders, nor has Sandler O’Neill prepared an opinion as to the fairness of the subscription price or the terms of the offering to us or our current shareholders. Sandler O’Neill expresses no opinion and makes no recommendation to holders of the rights as to the purchase by any person of our common shares. Sandler O’Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering may trade if and when they are issued or at any future time.

We cannot assure you that the market price of our common shares will not decline during or after the rights offering. We also cannot assure you that you will be able to sell the common shares purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common shares before exercising your subscription rights.

Information Agent

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, or if you have any questions about us, the Bank or the rights offering, please contact our information agent, Broadridge Corporate Issuer Solutions, Inc., by calling, if you are located within the United States, Canada or Puerto Rico, 1-800-733-1121 (toll free). We will pay the fees and expenses of the information agent and have also agreed to indemnify the information agent from certain liabilities that it may incur in connection with the rights offering.

Dilution

Rights holders may experience substantial dilution of their percentage of equity ownership interest and voting power in us as a result of the private offering with standby investors, and rights holders will experience greater dilution if they do not exercise their rights. The issuance of common shares in the offering will dilute, and thereby reduce, your proportionate ownership in our common shares. If all 3,475,000 common shares are sold in the rights offering, current shareholders will be diluted from a book value basis by 29%.

Assuming that we sell the maximum number of shares in the private offering to the standby investors, and that existing shareholders do not exercise any basic subscription rights in the rights offering, your ownership interest will decline by 47%.

Purchase Intentions of Directors and Officers

All of our directors and executive officers have entered into standby purchase agreements with us. The standby agreements require the directors and executive officers to purchase in the aggregate 219,831 common shares from us in the private offering. The directors and executive officers will not buy any additional shares in the rights offering. The purchase price paid by our directors and executive officers, together with their affiliates, will be $3.80 per share, the same price paid by all other persons who purchase our common shares in the rights offering. Following the completion of the rights offering and private offering, our directors and executive officers, together with their affiliates are expected to own approximately 377,290 common shares, or 5.2% of our total outstanding common shares, assuming the exercise of all of the rights, completion of the private offering and no stock options are exercised.

Regulatory Limitation

We will not issue common shares pursuant to the exercise of basic subscription rights or oversubscription rights to any shareholder who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [—], such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy oversubscription by other shareholders pursuant to subscription rights and will be available to standby investors.

The acquisition of more than 10% of our outstanding common shares may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978, which we refer to as the Change in Bank Control Act. The Federal Reserve Board has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under Federal Reserve Board regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of voting securities if: (i) the bank or holding company has a class of voting securities which is registered under Section 12 of the Exchange Act; or (ii) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the Federal Reserve Board to disapprove a proposed acquisition on certain specified grounds. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the BHC Act.

Similarly, Ohio law requires persons who at any time intend to acquire control of an Ohio bank, acting directly or indirectly or through or in concert with one or more persons, to provide 60 days prior written notice to the Superintendent of Financial Institutions before acquiring control of any Ohio bank. Under Ohio law, acting in concert means knowing participation in a joint activity or parallel action towards a common goal of acquiring control of a Ohio bank, whether or not pursuant to an express agreement. Control, under Ohio law, exists in situations in which the acquiring party has voting control of at least 25% of any class of voting securities of an Ohio bank or the power to direct the management or policies of an Ohio bank. Power to direct the bank’s management or policies is presumed to exist under Ohio law where the acquiring party has voting control of at least 10% of any class of voting securities if: (i) the Ohio bank has a class of voting securities registered under Section 12 of the Exchange Act; or (ii) the acquiring party would be the largest holder of a class of voting securities of the Ohio bank. Ohio law also authorizes the Superintendent of Financial Institutions to disapprove a proposed acquisition on certain specified grounds.

Common Shares Outstanding After the Rights Offering

Assuming no options are exercised prior to the expiration of the rights offering, that the offering is fully subscribed, and that the standby investors purchase all of their minimum commitments, we expect approximately              common shares will be outstanding immediately after the completion of the rights and private offerings.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relating to the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the oversubscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights or, if applicable, the oversubscription privilege.

This summary deals only with subscription rights and the oversubscription privilege held by a U.S. Holder (as defined below) and common shares that are held as capital assets by a U.S. Holder who is issued the common shares upon exercise of the subscription rights or, if applicable, the oversubscription privilege. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such U.S. Holders in light of their personal circumstances. This discussion also does not address tax consequences to U.S. Holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired common shares in connection with employment or other performance of services, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. expatriates and foreign holders. In addition, the discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as Medicare contribution taxation or estate or gift taxation). Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively. The Company has not sought, and will not seek, any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the oversubscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights or, if applicable, the oversubscription privilege that are different from those discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of subscription rights, the oversubscription privilege or common shares that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of subscription rights, the oversubscription privilege or common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS AND THE OVERSUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES.

Taxation of Subscription Rights

Receipt of Subscription Rights. Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common shares for U.S. federal income tax purposes. Under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the fair market value of such right. The application of this rule is very complex and subject to uncertainty. However, we believe that pursuant to Section 305 of the Code and the Treasury regulations promulgated thereunder, the receipt of subscription rights should generally not be taxable to a shareholder. Consequently, the discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis in the Subscription Rights. If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common shares on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing common shares between your existing common shares and the subscription rights in proportion to the relative fair market values of the existing common shares and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common shares and the subscription rights, you must make this election on a statement included with your timely filed tax return (including extensions) for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common shares on the date you receive the subscription rights, then you must allocate your basis in your existing common shares between your existing common shares and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

The fair market value of the subscription rights on the date that the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common shares on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise of Subscription Rights. Generally, you will not recognize gain or loss on the exercise of a subscription right in the rights offering. Your tax basis in a new common share acquired when you exercise a subscription right in the rights offering generally will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a common share acquired when you exercise a subscription right in the rights offering will begin on the date of exercise.

If you exercise a subscription right received in the rights offering after disposing of the shares of common stock with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of the tax basis between the common stock previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the impact of such allocation on the tax basis of common stock acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common stock with respect to which the subscription right is received, you should consult with your tax advisor.

Exercise of Oversubscription Privilege. Generally, you will not recognize gain or loss upon exercise of the oversubscription privilege. Your tax basis in a new common share acquired upon exercise of the oversubscription privilege generally will be equal to the subscription price. The holding period of a common share acquired upon exercise of the oversubscription privilege will begin on the date of exercise.

Expiration of Subscription Rights. If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing common shares previously allocated to the subscription rights that have expired to the existing common shares.

Taxation of Common Shares

Distributions. Distributions with respect to common shares acquired upon exercise of subscription rights or the oversubscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such common shares and thereafter as capital gain.

Dispositions. If you sell or otherwise dispose of common shares acquired upon exercise of subscription rights or the oversubscription privilege, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common shares is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Legislation Affecting Taxation of Common Shares Held By or Through Foreign Entities. Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common shares acquired through the exercise of subscription rights or, if applicable, the over-subscription privilege. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS AND THE OVERSUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

STANDBY PURCHASE AGREEMENTS

We have entered into standby purchase agreements with the standby investors identified in the table below. Each of the standby investors have agreed to acquire from us at the subscription price of $3.80 per share a minimum number of common shares. In addition, several of the standby investors have agreed to purchase additional shares if shareholders do not exercise all of their rights in the rights offering. The standby purchase agreements contain standard representations and warranties of the standby investor and DCBF, including representations of the standby investors that: (i) they are not “affiliates” of the other within the meaning of Rule 405 of the Securities Act, and are not acting in concert with each other and are not members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) and have no current intention to act in the future in a manner that would make them members of such a group, and (ii) they have no present intent to sell the shares they are purchasing. Each of the standby investors has also acknowledged that they are acquiring restricted securities in the private offering.

The obligations of the standby investors are subject to the following conditions:

•	that our representations and warranties and those of the standby investor contained in the standby purchase agreement shall be true and correct in all material respects as of the closing date, and

•	that we, as well as the standby investor, shall have performed all covenants and agreements required to be performed at or prior to the closing date.

Each standby purchase agreement provides that it may be terminated by the standby investor only upon the occurrence of the following events:

•	if DCBF determines in its reasonable judgment that the private offering is not in DCBF or its shareholders’ best interests;

•	in the event that the private offering is prohibited by law, rule or regulation; and

•

any circumstances occur that would result in the standby investor, individually or otherwise with any other person or entity, being required to register as a depository institution holding company under federal or state laws or regulations, or to submit an application, or notice, to a federal regulatory authority.

As a result of negotiations with each standby investor, four different forms of standby purchase agreements were developed and executed. Other than as described below, the standby purchase agreements are identical and contain the above described provisions.

The form of standby purchase agreement described above is the basic form that was used by all standby investors. However, for those standby investors who are not our directors or executive officers the form was modified to include as a condition to closing that all required approvals and consents for the consummation of the private offering have been obtained and are effective.

This non-insider standby purchase agreement form was modified again for five of the standby investors, who are identified in the table below, to include a right to terminate their obligation to purchase any common shares if we do not raise at least $13.0 million in the aggregate in the rights offering and private offering by November 30, 2012. These standby investors have committed to purchase a minimum of 1,131,580 shares and up to 185,730 additional shares that may remain after completion of the rights offering.

Finally, two of the standby investors who have made the largest purchase commitments, as identified in the table below, signed an agreement with all of the above modifications and a provision that grants them a right to appoint a director to the Board of DCBF and the Bank. We also have committed to these two standby investors that we will not issue any preferred shares or additional common shares that dilute the book value of their purchased shares, other than upon the exercise of outstanding options, until June 30, 2013. In addition, their agreements contain the following additional conditions to closing:

•

DCBF must deliver a certificate to the standby investor certifying that the common shares will be validly issued, fully paid and nonassessable and any information provided to the standby investor was prepared in the ordinary course of business and is accurate, and

•

There shall not have been a material adverse change to the financial condition, business, prospects, assets, properties or operations of DCBF or the Bank since the date of the standby purchaser agreement.

The following table sets forth information about the standby investors, their current beneficial ownership and their purchase commitments:

Name	Shares owned prior to offerings	Minimum share purchase	Total shares subsequent to offering	% of shares owned after minimum purchase*	Additional shares if available after rights offering	Total shares subsequent to offering	% of shares owned after maximum purchase*	Amount committed if minimum shares are purchased	Amount committed if maximum shares are purchased
DGD Group, Inc.(1)(3)	0	526,316	526,316	7.3%	0	526,316	7.3%	2,000,001	2,000,001
JMAC, Inc.(1)(3)	0	526,316	526,316	7.3%	185,730	712,046	9.9%	2,000,001	2,705,775
Zeiger, John W.(1)	100	26,316	26,416	0.4%	0	26,416	0.4%	100,001	100,001
Little, Stephanie(1)	0	26,316	26,316	0.4%	0	26,316	0.4%	100,001	100,001
Mitevski, Tomislav(1)	0	26,316	26,316	0.4%	0	26,316	0.4%	100,001	100,001

Subtotal Purchasers subject to $13.0 million threshold	100	1,131,580	1,131,680	15.7%	185,730	1,317,410	18.3%	4,300,004	5,005,778

Elizabeth Park Capital Master Fund, Ltd.	0	103,949	103,949	1.4%	31,185	135,134	1.9%	395,006	513,509
Next Egg Investments (NFF), L.P.	0	10,520	10,520	0.1%	3,156	13,676	0.2%	39,976	51,969
Cheswold (EPCM) LLC	0	17,110	17,110	0.2%	5,100	22,210	0.3%	65,018	84,398
The Banc Funds Company, L.L.C.(4)	70,046	394,737	464,783	6.5%	247,263	712,046	9.9%	1,500,001	2,439,600
Issacs, Michael	0	13,158	13,158	0.2%	0	13,158	0.2%	50,000	50,000
Stein, David K.	0	13,158	13,158	0.2%	0	13,158	0.2%	50,000	50,000
Harmeyer, Jerome J.	52,833	131,579	184,412	2.6%	65,790	250,202	3.5%	500,000	750,002
Phronesis Partners	42,344	131,579	173,923	2.4%	526,316	700,239	9.7%	500,000	2,500,001

Subtotal Purchasers not subject to $13.0 million threshold	165,223	815,790	981,013	13.6%	878,810	1,859,823	25.9%	3,100,002	6,439,480

Wolf, Donald(2)	7,199	20,000	27,199	0.4%	0	27,199	0.4%	76,000	76,000
Lewis, Vicki(2)	19,954	26,316	46,270	0.6%	0	46,270	0.6%	100,000	100,000
Kremer, Gerald(2)	2,527	6,579	9,106	0.1%	0	9,106	0.1%	25,000	25,000
Johnson, Bart(2)	4,485	26,315	30,800	0.4%	0	30,800	0.4%	99,997	99,997
Seiffert, Ronald(2)	50,226	32,895	83,121	1.2%	0	83,121	1.2%	125,000	125,000
Stevenson, Adam(2)	5,614	7,800	13,414	0.2%	0	13,414	0.2%	29,640	29,640
Powers, Edward(2)	25,674	7,800	33,474	0.5%	0	33,474	0.5%	29,640	29,640
Shipps, Mark(2)	2,819	32,895	35,714	0.5%	0	35,714	0.5%	125,000	125,000
Ustaszewski, John(2)	8,109	20,000	28,109	0.4%	0	28,109	0.4%	76,000	76,000
Whitney, Thomas(2)	20,679	5,300	25,979	0.4%	0	25,979	0.4%	20,140	20,140
Walters, Barbara(2)	1,917	5,300	7,217	0.1%	0	7,217	0.1%	20,140	20,140
Lossing, Roger(2)	0	15,000	15,000	0.2%	0	15,000	0.2%	57,000	57,000
Moore, Charles O.(2)	6,128	10,000	16,128	0.2%	0	16,128	0.2%	38,000	38,000
Archibald, David(2)	0	1,000	1,000	0.0%	0	1,000	0.0%	3,800	3,800
Roberts, Daniel(2)	2,128	2,632	4,760	0.1%	0	4,760	0.1%	10,000	10,000

Subtotal Directors and Officers	157,459	219,831	377,290	5.2%	0	377,290	5.2%	835,357	835,357

Grand Total	322,782	2,167,201	2,489,983	34.6%	1,064,540	3,554,523	49.4%	$8,235,363	$12,280,615

(1) This standby purchaser’s commitment is subject to DCBF raising at least $13.0 million in the rights and private offerings.

(2)	Director or executive officer of DCBF or the Bank.
(3)	This standby investor has the right to appoint a representative to the board of directors.
(4)	The common shares are actually being purchased by three separate limited partnerships, all of whom are ultimately owned by the same general partner, The Banc Funds Company, L.L.C. For purposes of this prospectus, we have aggregated all of these entities and their purchases as they are acting in concert. The three entities are: Banc Fund VI L.P., Banc Fund VII L.P., and Banc Fund VIII L.P..

*	Assumes there are 7,192,385 common shares outstanding after the offerings.

USE OF PROCEEDS

Assuming the offering is fully subscribed and completion of the private placement, we estimate that the net proceeds from the offering, after advisory fees and estimated expenses, will be approximately $13.0 million. We intend to contribute $12.0 million of the net proceeds of the offerings to the Bank for general operating purposes, which may include among other things funding of loans, investment in securities, and payment of expenses. The proceeds of the offerings that are not contributed to the Bank will be used by us for general corporate purposes which may include, among others, payment of expenses and future growth. Because the standby investors have agreed to purchase in the private offering 2,167,201 common shares and up to 1,064,540 shares offered in the rights offering that remain unsold following its completion, we do not expect the aggregate amount of anticipated proceeds to materially change, subject to changes caused by variations in total expenses relating to the offering different from our estimates. We will apply the net proceeds that we receive first to a capital contribution to the Bank, and then, to the extent that proceeds remain available, to our general corporate purposes as described above.

PLAN OF DISTRIBUTION

We are offering common shares to our shareholders of record as of                     , through the distribution to those shareholders of nontransferable rights to purchase one common share for every three common shares each shareholder beneficially owned on such date. The subscription price in the rights offering is $3.80 per share. To the extent any of the shares offered in the rights offering are available, shareholders shall be permitted to oversubscribe, subject to the limitations described in this prospectus under the caption “THE RIGHTS OFFERING — The Subscription Rights — Oversubscription Privilege” beginning on page [—] of this prospectus.

Directors, Executive Officers and Employees

Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common shares. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of the Bank may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of common shares or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Exchange Act, and the solicitation of subscription rights and the sales of the common shares underlying such subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common shares. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common shares.

Financial Advisor

We have engaged Sandler O’Neill as our financial advisor in connection with the offering pursuant to an agreement between Sandler O’Neill and us. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

However, Sandler will not participate in the solicitation of the exercise of subscription rights and will not purchase or sell common shares or otherwise participate in the rights offering or private offering. Sandler also expresses no opinion and makes no recommendation to holders of the subscription rights as to the purchase of shares in the rights offering. Further, Sandler expresses no opinion as to the prices at which shares purchased in the rights offering may trade at any future time.

As compensation for its services, we have agreed to pay Sandler O’Neill an advisory fee of $75,000, which has already been paid. We have also agreed to pay the reasonable out-of-pocket expenses incurred by Sandler O’Neill in connection with its services, including legal fees and marketing and travel expenses, subject to a cap of $10,000. We have agreed to indemnify Sandler O’Neill, its affiliates, and persons who control Sandler O’Neill, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that an indemnified party may be required to make in respect of these liabilities.

Determination of Offering Price

The price of the shares offered in the rights offering was determined by us based on a variety of factors, including:

•	the results of negotiations with the standby investors;

•

Sandler O’Neill, our investment advisor, provided us with analysis on peer banks and other methodologies to allow us to establish an appropriate amount, price and terms for the securities to be issued in both the rights offering and the private offering;

•	the earnings per share and the per share book value of our common shares;

•	the trading history of our common shares;

•	our operating history and prospects for future earnings;

•	our current performance;

•	the prospects of the banking industry in which we compete;

•	the general condition of the securities markets at the time of the offering; and

•	the prices of equity securities and equity equivalent securities of comparable companies.

Sandler O’Neill has not prepared any report or opinion constituting a recommendation or advice to us or our shareholders, nor has Sandler O’Neill prepared an opinion as to the fairness of the subscription price or the terms of the offering to us or our current shareholders. Sandler O’Neill expresses no opinion and makes no recommendation to holders of the rights as to the purchase by any person of our common shares. Sandler O’Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering may trade if and when they are issued or at any future time.

DESCRIPTION OF CAPITAL STOCK

Pursuant to the Articles, our authorized capital stock will consist of 7,500,000 common shares. As of June 30, 2012, there were 3,717,385 common shares outstanding. At that time, there were approximately 1,500 holders of record of common shares. In addition, immediately prior to this offering, there were options to purchase common shares. Assuming the sale of all of the common shares available in this offering and the private offering, we will have a total of 7,192,385 common shares outstanding immediately following this offering.

Common Shares

Each outstanding common share is entitled to one vote on all matters submitted to a vote of shareholders. Shareholders do not have the right to vote cumulatively in the election of directors. A majority of the outstanding capital stock, represented in person or by proxy, constitutes a quorum at any meeting of the shareholders sufficient to conduct business. Our directors are elected by a plurality of the votes cast by the holders of common shares entitled to vote in the election. The affirmative vote of the holders of a majority of the voting power of the Corporation is required to decide other matters submitted to a vote of the shareholders, unless otherwise provided by law, the Amended and Restated Articles of Incorporation or the Amended and Restated Code of Regulations.

Each outstanding common share will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds after payment of any amounts due to the holders of preferred stock. In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common shares have no right to convert or exchange their common shares into any other securities.

All outstanding common shares are, and all common shares to be outstanding upon completion of this offering will be, fully paid and nonassessable. In addition to the common shares that will be outstanding upon the closing of this offering, as of June 30, 2012, employee stock options to purchase up to 113,521 common shares were exercisable.

Preferred Shares

Our Amended and Restated Articles of Incorporation authorize a class of 2,000,000 preferred shares. Our board of directors is authorized, without further shareholder approval, to issue preferred shares on the terms that the board determines appropriate, in its discretion. The board is able to determine the voting rights, dividend or distribution rate, dates for payment of dividends or distributions, whether dividends are cumulative, liquidation prices, redemption rights and prices, any sinking fund requirements, any conversion rights and any restrictions on the issuance of any series of preferred shares. The preferred shares may be issued with voting or conversion rights which could adversely affect the voting power of the holders of common shares. The availability of authorized but unissued preferred shares potentially discourages third parties from attempting to gain control of the registrant, since the board could authorize the issuance of preferred shares in a private placement or otherwise to one or more persons. The issuance of these shares could also dilute the voting power of a person attempting to acquire control of us, increase the cost of acquiring control or otherwise hinder the efforts of the other person to acquire control. Such shares also could be used to adopt a shareholder rights plan to attempt to avoid an undesirable takeover.

Authorized but Unissued Capital Stock

The authorized but unissued common shares may be issued without further shareholder approval. These shares may be used for a variety of corporate purposes, including future private or public offerings, to raise additional capital or facilitate acquisitions. The existence of authorized but unissued common shares could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy context or otherwise.

Anti-takeover Effects of our Charter Documents and Ohio Law

There are provisions in our Corporate Governance Documents, and in the Ohio General Corporation Law, which we refer to as the OGCL, that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares.

Classified Board of Directors. Our Articles provide for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected by the shareholders each year. This classification system makes it more difficult to replace a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board.

Business Combinations. Our Amended and Restated Articles of Incorporation contain “supermajority” and “fair price” provisions. These provisions require the affirmative vote of 80% of the our outstanding voting power to approve certain business transactions (such as mergers or disposition of substantially all of our assets) involving an “interested shareholder”, defined as another person or entity owning ten percent or more of our outstanding capital stock, unless first approved by two-thirds of the our directors not affiliated with the interested shareholder. The Articles of Incorporation also require the approval of 66-2/3% of the outstanding shares, exclusive of shares held by the interested shareholder, or the payment of a “fair price,” as defined in the Articles of Incorporation, for any shares acquired by an interested shareholder unless approved by two-thirds of the directors who are not affiliated with the interested shareholder.

Ohio Merger Moratorium Statute. We are an “issuing public corporation” as defined under Ohio law. Chapter 1704 of the OGCL governs transactions between an issuing public corporation and:

•

an “interested shareholder,” which, generally, means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation; and

•	persons affiliated or associated with an interested shareholder.

For at least three years after an interested shareholder becomes such, the following transactions are prohibited if they involve both the issuing public corporation and either an interested shareholder or anyone affiliated or associated with an interested shareholder:

•

the disposition or acquisition of an interest in assets, if the aggregate fair market value of the assets is equal to at least 5% of the aggregate fair market value of all the assets of the issuing public corporation, 5% of the aggregate fair market value of all the outstanding shares of the issuing public corporation or 10% of the earning power or income of the issuing public corporation;

•	mergers, consolidations, combinations and majority share acquisitions;

•	voluntary dissolutions or liquidations; and the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

Subsequent to the three-year period, these transactions may take place provided that either of the following conditions are satisfied:

•

the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation, or a different proportion set forth in the articles of incorporation, including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•	the business combination results in shareholders, other than the interested shareholder, receiving a fair price, as determined by Section 1704.03(A)(4), for their shares.

If, prior to the acquisition of shares by which a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704’s prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

Chapter 1704 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. We have not opted out of the application of this statute.

Ohio Control Share Statute. Section 1701.831 of the OGCL requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power.

A person proposing to make an acquisition of our shares subject to Section 1701.831 of the OGCL must deliver to the issuing public corporation a statement disclosing, among other things:

•	the number of shares owned, directly or indirectly, by the person;

•	the range of voting power that may result from the proposed acquisition;

•	and the identity of the acquiring person.

Within ten days after receiving this statement, the issuing public corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitle to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs.

Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. Pursuant to the Articles, Section 1701.831 of the OGCL does not currently apply to us; however, the Articles currently contain more stringent control share acquisition restrictions, which are described in more detail above. In the event that the control share acquisition provisions of our Articles are found to be unenforceable, the Articles provide that Section 1701.831 of the OGCL shall apply to us.

EXPERTS

Our consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2011 appearing in our Annual Report on Form 10-K for the year ended December 31, 2011 have been incorporated by reference herein in reliance upon the report of Plante & Moran PLLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the securities to be offered by this prospectus will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.dcbfinancialcorp.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC.

The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Reports on Form 10-K and 10-K/A for the fiscal year ended December 31, 2011, filed on March 30, 2012 and April 27, 2012, respectively;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on May 15, 2012;

•	Our Quarterly Report on Form 10-Q for the quarterly and six month period ended June 30, 2012, filed on August 14, 2012;

•	Our Current Report on Form 8-K filed on June 20, 2012;

•	The definitive proxy statement for our 2012 Annual Meeting of Shareholders;

•

The description of our common shares contained in our Current Report on Form 8-K filed with the SEC on June 18, 2004, or contained in any subsequent amendment or report filed for the purpose of updating such description; and

•

All other reports filed with the SEC under Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2011 and before the date of this Registration Statement.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

DCB Financial Corp

110 Riverbend Avenue

P.O. Box 1001

Attn: Sarah Baker

Lewis Center, OH 43035

(740) 657-7900

Common Shares

PROSPECTUS

            , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$2,500
Printing and engraving expenses	$9,000
Legal fees and expenses	$45,000
Accounting fees and expenses	$15,000
Subscription agent and registrar fees and expenses	$12,000
Financial Advisor Fees	$75,000
Miscellaneous	$46,500

TOTAL	$205,000

*	Estimated pursuant to Item 511 of Regulation S-K.

Item 14. Indemnification of Directors and Officers.

(a)    Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)        A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a)        Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b)        Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3)        To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4)        Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a)        By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b)        If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c)        By the shareholders;

(d)        By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i)        Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii)        Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b)        Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6)        The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7)        A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8)        The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9)        As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(b)    Amended and Restated Articles of Incorporation of DCB Financial Corp

Article NINTH of the Company’s Amended and Restated Articles of Incorporation provides as follows:

The Corporation shall indemnify its present and past Directors, officers, employees and agents, and such other persons as it shall have powers to indemnify, to the full extent permitted under, and subject to the limitations of, Title 17 of the Ohio Revised Code. Additionally, and subject to the limitations set forth below, the Corporation shall indemnify its present and past Directors for personal liability for monetary damages resulting from breach of their fiduciary duty as Directors. Notwithstanding the above, no indemnification for personal liability shall be provided for: (i) any breach of the Directors’ duty of loyalty to the Corporation or its stockholder; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) illegal distribution of dividends; and (iv) any transaction from which the Director derived an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules

1.1	Subscription Agent and Information Agent Agreement, dated June 6, 2012 (previously filed)

1.2	Form of Standby Purchaser Agreement dated July 17, 2012, executed by Directors and Executive Officers of DCBF of the Bank (previously filed)

1.3	Form of Standby Purchaser Agreement dated July 17, 2012, executed by certain standby investors (previously filed)

1.4	Form of Standby Purchaser Agreement dated July 17, 2012, executed by certain standby investors (previously filed)

1.5	Form of Standby Purchaser Agreement dated July 17, 2012, executed by certain standby investors (previously filed)

3.1	Articles of Incorporation of DCB Financial Corp (incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, Exhibit 3.1 (File No.000-223887))

3.2	Amended and Restated Code of Regulations of DCB Financial Corp (incorporated by reference to Registrant’s Form 8-K filed on May 25, 2010, Exhibit 3.1 (File No. 000-22387))

4.1	Specimen Common Stock Certificate of DCB Financial Corp (filed herewith)

4.2	Form of Rights Certificate (filed herewith)

5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities being registered (filed herewith)

10.1*	Employment agreement with Ronald J. Seiffert (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.1 (File No. 000-22387))

10.2*	DCB Financial Corp 2004 Long-Term Stock Incentive Plan (incorporated by reference to Appendix D to the Registrant’s Proxy Statement, as filed with the SEC on Schedule 14A on April 14, 2004)

10.3*	Special Incentive Agreement with Ronald J. Seiffert (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.3 (File No. 000-22387))

10.4*	Plan for Payment of Fees in DCB Financial Corp Common Stock (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.4 (File No. 000-22387))

10.5*	The Delaware County Bank & Trust Company Senior Manager Severance Policy (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.5 (File No. 000-22387))

10.6*	Annual Incentive Compensation Program Description (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.6 (File No. 000-22387))

10.7*	The Delaware County Bank and Trust Company Executive Deferred Compensation Plan, with amendments (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.7 (File No. 000-22387))

10.8	Consent order by and between The Delaware County Bank and Trust Company, Lewis Center, Ohio and the Federal Deposit Insurance Corporation, dated effective October 28, 2010 (incorporated by reference to Registrant’s Form 8-K filed on October 29, 2010, Exhibit 10.1 (File no. 000-22387))

10.9	Written Agreement by and among The Delaware County Bank and Trust Company, Lewis Center, OH and the State of Ohio, Division of Financial Institutions, Columbus, Ohio, dated effective October 28, 2010 (incorporated by reference to Registrant’s For 8-K on October 29, 2010, Exhibit 10.2 (File No. 000-22387))

21	Subsidiaries of DCB Financial Corp (previously filed)

23.1	Consent of Plante & Moran, PLLC, independent registered public accounting firm (previously filed)

23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Ex 5.1)

24	Power of Attorney (previously filed)

99.1	Form of Instructions as to Use of Subscription Rights Certificate (filed herewith)

99.2	Form of Letter to Shareholders who are Record Holders (filed herewith)

99.3	Form of Letter to Nominee Holders whose Clients are Beneficial Holders (filed herewith)

99.4	Form of Letter to Clients of Nominee Holders (filed herewith)

99.5	Form of Beneficial Owner Election Form (filed herewith)

99.6	Form of Nominee Holder Certification (filed herewith)

99.7	Form of Notice of Important Tax Information (filed herewith)

99.8	Form of Letter, Q & A and Subscription Rights Election Form for Participants in The Delaware County Bank and Trust Company Employee 401(k) Retirement Plan (filed herewith)

*	Compensatory agreement or arrangement

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lewis Center, State of Ohio, on the 24th day of August, 2012.

DCB FINANCIAL CORP

By:	/s/ Ronald J. Seiffert
Ronald J. Seiffert
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ RONALD J. SIEFFERT	President (Principal Executive Officer), CEO and Director	August 24, 2012

/s/ JOHN A. USTASZEWSKI	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 24, 2012

/s/ VICKI J. LEWIS	Director, Chairman of the Board	August 24, 2012

/s/ EDWARD A. POWERS	Director	August 24, 2012

/s/ ADAM STEVENSON	Director	August 24, 2012

/s/ DONALD J. WOLF	Director	August 24, 2012

/s/ GERALD L. KREMER, MD	Director	August 24, 2012

/s/ MARK H. SHIPPS	Director	August 24, 2012

/s/ BART E. JOHNSON	Director	August 24, 2012

*	Powers of attorney authorizing Ronald J. Seiffert to sign this pre-effective amendment to the registration statement on Form S-1 on behalf of the directors of DCB Financial Corp were filed with the Securities and Exchange Commission.

INDEX TO EXHIBITS

1.1	Subscription Agent and Information Agent Agreement, dated June 6, 2012 (previously filed)

1.2	Form of Standby Purchaser Agreement dated July 17, 2012, executed by Directors and Executive Officers of DCBF or the Bank (previously filed)

1.3	Form of Standby Purchaser Agreement dated July 17, 2012, executed by certain standby investors (previously filed)

1.4	Form of Standby Purchaser Agreement dated July 17, 2012, executed by certain standby investors (previously filed)

1.5	Form of Standby Purchaser Agreement dated July 17, 2012, executed by certain standby investors (previously filed)

3.1	Articles of Incorporation of DCB Financial Corp (incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, Exhibit 3.1 (File No.000-223887))

3.2	Amended and Restated Code of Regulations of DCB Financial Corp (incorporated by reference to Registrant’s Form 8-K filed on May 25, 2010, Exhibit 3.1 (File No. 000-22387))

4.1	Specimen Common Stock Certificate of DCB Financial Corp (filed herewith)

4.2	Form of Rights Certificate (filed herewith)

5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities being registered (filed herewith)

10.1*	Employment agreement with Ronald J. Seiffert (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.1 (File No. 000-22387))

10.2*	DCB Financial Corp 2004 Long-Term Stock Incentive Plan (incorporated by reference to Appendix D to the Registrant’s Proxy Statement, as filed with the SEC on Schedule 14A on April 14, 2004)

10.3*	Special Incentive Agreement with Ronald J. Seiffert (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.3 (File No. 000-22387))

10.4*	Plan for Payment of Fees in DCB Financial Corp Common Stock (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.4 (File No. 000-22387))

10.5*	The Delaware County Bank & Trust Company Senior Manager Severance Policy (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.5 (File No. 000-22387))

10.6*	Annual Incentive Compensation Program Description (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.6 (File No. 000-22387))

10.7*	The Delaware County Bank and Trust Company Executive Deferred Compensation Plan, with amendments (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2011, Exhibit 10.7 (File No. 000-22387))

10.8	Consent order by and between The Delaware County Bank and Trust Company, Lewis Center, Ohio and the Federal Deposit Insurance Corporation, dated effective October 28, 2010 (incorporated by reference to Registrant’s Form 8-K filed on October 29, 2010, Exhibit 10.1 (File no. 000-22387))

10.9	Written Agreement by and among The Delaware County Bank and Trust Company, Lewis Center, OH and the State of Ohio, Division of Financial Institutions, Columbus, Ohio, dated effective October 28, 2010 (incorporated by reference to Registrant’s For 8-K on October 29, 2010, Exhibit 10.2 (File No. 000-22387))

21	Subsidiaries of DCB Financial Corp (previously filed)

23.1	Consent of Plante & Moran, PLLC, independent registered public accounting firm (previously filed)

23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Ex. 5.1)

24	Power of Attorney (previously filed)

99.1	Form of Instructions as to Use of Subscription Rights Certificate (filed herewith)

99.2	Form of Letter to Shareholders who are Record Holders (filed herewith)

99.3	Form of Letter to Nominee Holders whose Clients are Beneficial Holders (filed herewith)

99.4	Form of Letter to Clients of Nominee Holders (filed herewith)

99.5	Form of Beneficial Owner Election Form (filed herewith)

99.6	Form of Nominee Holder Certification (filed herewith)

99.7	Form of Notice of Important Tax Information (filed herewith)

99.8	Form of Letter, Q&A and Subscription Rights Election Form for Participants in The Delaware County Bank and Trust Company Employee 401(k) Retirement Plan (filed herewith)

*	Compensatory agreement or arrangement